FORM 10-SB

       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                         BUSINESS ISSUERS

Under Section 12(b) of (g) of the Securities Exchange Act of 1934


                   DIAMOND LAKE MINERALS, INC.
           ____________________________________________
          (Name of Small Business Issuer in its charter)


           Utah                                  87-022171
________________________________       ___________________________________
(State or other jurisdiction of        (I.R.S. Employer Identification No.)
Incorporation or organization)



     P.O. Box 190, R.R. 5, Warkworth, Ontario CANADA         K0K 3K0
          _______________________________________          __________
    (Address of principal executive offices)         (Zip Code)

               Issuer's Telephone Number:    (705) 924-2303
                                                   ________________

Securities to be registered under Section 12(b) of the Act:

       Title of each class           Name of each exchange on which
       to be registered              Each class is to be registered

               None                                  None
           ______________________          ______________________________


Securities to be registered under Section 12(g) of the Act:

                              Common
                         ________________
                         (Title of class)

                              PART I

ITEM 1.      DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Inception
----------

    Diamond Lake Minerals, Inc. (the "Company" was incorporated under the laws of the State of Utah on January 5, 1954 as Garden & Lawn Equipment Company for the purpose of buying and selling lawn and garden equipment and accessories. The Company amended its Article of Incorporation changing its name to G & L Equipment Company in 1958. In 1961, it amended its Articles to exist in perpetuity, to expand its business purpose to any "lawful activity" and to increase it authorized capital to 22,000 shares of common stock. In 1971, it amended its Articles of Incorporation twice: increasing its authorized capital to 50,000,000 common shares at a par value per share of one-mill ($0.001), changing its business purpose, and eliminating preemptive rights, among other changes. In 1972, the Company completed a public offering of its common stock under the exemption from registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Act") as promulgated under Section 3(b), Regulation A. The Company completed its offering with 8,000,000 shares sold to the public at $0.05 per share for gross proceeds of $400,000 which were used to expand its retail business. The Company's amended its Articles again in August of 1982 changing its name to G & L Energy, Inc. The Company's expanded retail efforts failed, however, and it became non-operational. In 1993, the Company began looking for a new business purpose or opportunity and amended its articles in September of 1993 to effect a reverse split by decreasing authorized capital to 15,000,000 shares of common stock.

Reorganization with Graphite Mountain, Inc. - Change in Business Purpose
------------------------------------------------------------------------

    On November 30, 1993, the Company effected a change in control, which was ratified by the Company's shareholders at a special meeting. The change in control resulted in the following: (1)a name change to Diamond Lake Minerals, Inc; (2) the election of a new Board of Directors; (3) the ratification of an Agreement and Plan of Reorganization whereby the Company acquired Graphite Mountain, Inc., an Ontario, Canada corporation ("Graphite") as its wholly owned subsidiary by issuing to the shareholders of Graphite Mountain an aggregate of 16,812,000 of its common shares in exchange for all of the issued and outstanding shares of Graphite; and (4) an increase in authorized capital by increasing the authorized common shares to 50,000,000 and the addition of a class of 50,000,000 preferred shares whose rights and preferences may be determined at the discretion of the Board of Directors. In connection with the acquisition, the Company also changed its business purpose to that of the acquisition, exploration and development of mining properties in Southern Ontario, Canada with the intent to put the same into graphite production and other minerals, if warranted. The Company also became the beneficial owner of Graphite's 41 contiguous mining claims comprising 2,100 acres in Bedford Township, Ontario, Canada (the "Bedford Claims"). In late 1994, the Company acquired 39 additional mining claims located in South Burgess Township, Southern Ontario, Canada (the "Timmins Claims") from P & G Development, an Ontario, Canada company, through the issuance of an additional 4,000,000 shares of its common stock. The Company also staked claims in Keith Township, Ontario, Canada, but abandoned them in late 1998 in order to focus its efforts on maintaining the Timmins Claims in good standing and proving its Bedford Claims. The Company holds a total of 80 mining claims. (See this PART I, ITEM

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1. BUSINESS OF THE COMPANY and ITEM 3. DESCRIPTION OF PROPERTY.)

Financial Highlights
--------------------

    The following schedule sets forth certain information as of the December 31, 1998 and for the interim period ended September 30, 1999. See Part F/S for the Company's financial statements for those periods, the auditor's report, and related notes.

                                September 30     December 31
                                    1999             1998
                                 (Unaudited)
                                --------------   ------------
Total Assets..................  $   104,710      $    30,145
Total Liabilities.............  $    85,353      $   211,612
Stockholder's Equity .........  $    19,357      $  (181,467)

Voluntary Filing of this Registration Statement
-----------------------------------------------

    The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become subject to the reporting requirements of
Section 13 of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The primary purpose for this is the Company's intention to reapply for listing on the National Association of Securities Dealers ("NASD") Over-the Counter Bulletin Board ("OTCBB"). Under current NASD rules, an issuer cannot maintain a listing (or apply for a listing) unless it is current in its reporting obligations under Sections 13 or 15(d) of the 1934 Act. Issuers listed on the OTCBB prior to the rule change, such as the Company, were given a phase-in date for completion of the necessary Securities and Exchange Commission required filings. The phase-in date was based on its trading symbol at January 4, 1999 which was "DLMI", and, as a result, its phase-in date was November 1, 1999. This means that the Company had to file its registration statement and clear S.E.C. comments, on or before that date, or it would no longer be quoted on the OTCBB. The Company because of its failure to become subject to the reporting requirements is not quoted on the OTCBB but appears on the "pink sheets" where it currently trades under the
symbol of "DLMI".   The filing of this registration statement will trigger
reporting obligations for the Company sixty (60) days from the filing date. Once the Company has cleared comments on the within registration statement, it intends to reapply to the OTCBB for listing.

Forward Looking Information
---------------------------

     This registration statement contains certain forward-looking statements information relating to the Company that are based upon beliefs of the Company's Management as well as assumptions made by and information currently available to the Management. When used in this registration statement, the words anticipate, believe, estimate, expect, and similar expressions, as they related to the Company and the Company's Management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to the future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward looking statements.

Risk Factors Which Could Affect Future Profitability
----------------------------------------------------

THE COMPANY'S LACK OF REVENUES FROM OPERATIONS/ABILITY TO OPERATE AS A GOING CONCERN - Although the Company has been in business since 1954, it failed in its initial business purpose and became non-operational until late 1993.
Since 1993, the Company has had a limited operating history and is subject to all risks inherent in a developing business enterprise. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new business in general and those specific to the natural resource industry and the competitive and regulatory environment in which the Company
will operate.   The Company  has seen no revenues from operations and has only limited assets, approximating $104,710 US. Because the Company has not been able to determine the recoverability of mineral property investments and deferred exploration costs, during 1998 it booked the entire amount as an expense loss on impaired assets. The Company's assets have been reduced accordingly by over $1,300,000 US in its year ended December 31, 1998 from its fiscal year ended December 31, 1997. The Company had a Net Comprehensive Loss of $2,747,533 US at from inception (November 1, 1990) to September 30, 1999. The Company's inability to generate revenue has been acknowledged by the Company's certified public accountants, Jones Jensen & Company, raising doubts as to whether or not the Company can operate as an on-going concern. (See PART I, ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.)

HIGH DEGREE OF RISK FOR THE COMPANY'S MINING /EXPLORATION BUSINESS -THE
COMPANY STILL CONSIDERED AN EXPLORATION STAGE MINING COMPANY.   Mineral
exploration is highly speculative in nature, frequently is nonproductive, and involves many risks, often greater than those involved in the actual mining of mineralization. Such risks can be considerable and may add unexpected expenditures or delays to the Company's plans. There can be no assurance that the Company's mineral exploration activities, which it has been conducting since late 1993, particularly its exploration for graphite, will be successful or profitable. Once mineralization is discovered, it can take a number of years from the initial phase of proving a property until production is possible, during which time the economic feasibility of production may change. The Company has spent the years since its reorganization with Graphite attempting to prove the presence of economically recoverable graphite on its Bedford Claims. A related factor is that exploration stage companies use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to acquire an interest in property or to commence exploration or development work. These estimates generally rely on scientific estimates and economic assumptions, and in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a property before it can be determined whether or not the property contains economically recoverable mineralization. The economic viability of a property cannot be determined until extensive exploration and development has been conducted and a comprehensive feasibility study performed. To date, the Company has spent approximately $685,400 on exploration of its properties. As of this date, the Company has no sufficiently proven reserves on any of its claims. Moreover, the market prices of any minerals produced are subject to fluctuation, which may negatively affect the economic viability of properties on which expenditures have been made. (See this PART I, ITEM 1. DESCRIPTION OF BUSINESS AND ITEM 3. DESCRIPTION OF PROPERTY.)

MARKETABILITY OF THE GRAPHITE -The availability of a ready market for graphite, should the Company's exploration and development prove successful and it begins mining, producing and marketing the same, as well as the availability of a market for secondary and micronutrient byproducts, and the prices obtained therefor, will depend on numerous factors beyond the Company's control. (See this PART I, ITEM 1. DESCRIPTION OF BUSINESS, "Principal Products and Services and their Markets.")

AVAILABILITY OF EQUIPMENT Periodically, it its efforts to conduct assessment, exploration, and diamond drilling, as well as future development and production efforts, the Company is required to utilize certain equipment. The Company does not own any equipment and retains the services of companies which have the equipment, manpower and expertise to perform the needed services. Although the Company has experienced no difficulty in obtaining necessary equipment, a delay or inability to obtain equipment or man power would cause delays in completion of the Company's business plan.(See this PART I, ITEM 1. DESCRIPTION OF BUSINESS, "Sources and Availability of Raw Materials and Name of Principal Suppliers".)

GOVERNMENTAL REGULATIONS The area of mining operations is regulated by the Ministry of Northern Development and Mines in the Province of Ontario under the provisions of the Ontario Mining Act. This statute has been considerably revised within the last decade and the expressed purpose of the Act is to encourage prospecting, staking and exploration for the development of mineral resources and to minimize the impact of these activities on public health and safety and the environment through the rehabilitation of mining lands in Ontario. Before the Company's property(s) can be put into production, the Company must file a closure plan which describes how the site is to be continually rehabilitated and how the funds are to be provided therefor. The holders of surface rights on the same property(s) are entitled to prevent the holder of the mineral rights from carrying out the exploration. (See this PART I, ITEM 1. DESCRIPTION OF BUSINESS, "Effect of Existing or Probable Government Regulations".)

DEPENDENCE ON THE COMPANY'S OFFICERS/DIRECTORS/ADVISORY BOARD. The Company is dependent on the services of its officers and directors, especially A.D. Houston, its President and Chief Executive Officer. A.D. Houston has dedicated the majority of his time since 1993 to the business of the Company often taking stock in exchange for a large portion of his salary and working for rates below what he could command if he worked elsewhere in the industry. The loss of any one of the officers and directors services, especially A.D. Houston's, or an inability to attract or retain qualified personnel, could have a material adverse effect on the Company. A.D. Houston has been involved with the Company's properties, as has Brian King, a director, since long before his involvement with the Company and has had years of experience and exploration on such property and in the mining business in Canada, in general. He has also developed numerous relationships with related entities, and is familiar with local, provincial and national regulations. The Company does have an advisory board with experience in mining and mining related businesses which it would be able to rely on if it lost the services of one or more of its Board members. The Company has no plans to obtain key person life insurance for its officers and directors. (See PART I, ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.)

ADDITIONAL FINANCING REQUIRED In order to complete its plan of operation to explore, prove and ultimately put certain of its mining property into production of graphite, the Company will need substantial additional funding over and above the cash available to it at its third quarter end of approximately $80,000. The Company is conducting a private placement of stock and warrants which is raising sufficient funds to cover day to day operating expenses and expenses related to the diamond drilling program which commenced in late November. However, such funds are inconsistent and may not be sufficient to complete its 12 month plan of operation involving the "Meadow Zone" and provide for the remainder of its cash requirements over the next 12 months. There is no assurance that additional funds will be available from any source when needed by the Company. The Company will likely require
substantial additional funding to continue exploration and development.   (See
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, "Plan of Operation.")

BUSINESS OF REGISTRANT

Principal Products or Services and Their Market
-----------------------------------------------

    *Introduction*

    The Company is in the mining business whereby it holds 80 mining claims in Southern Ontario, Canada, for the purpose of exploration, development and subsequent mining production of graphite.

    The Company is an exploration stage mining company and has yet to conduct any mining operations on any of its properties. The Company general business plan is to: (1) continue with exploration and assessment work on its 80 claims (required to maintain them in good standing; (2)identify certain of its claims, which, because of history, geology, and the Company's preliminary exploration, warrant further exploration and testing in order to prove reserves (currently portions of its Bedford Claims); (3) conduct and analyze a diamond drilling program in an effort to indicate proven (measured) reserves or probable (indicated) reserves thus identifying priority properties for development (currently on the "Meadow Zone" of the Bedford Claims); (4) complete survey and contour maps as well as complete and receive approval of Mine Closure Plans for those properties it intends to mine; (5) commence development and mining operations on such commercially mineable reserves; and
(6) refine ores mined from such properties at a processing plant owned and operated by a wholly-subsidiary of the Company for sale of natural graphite and certain byproducts into the market place.

    The Company has identified the "Meadow Zone" area of the Bedford Claims as an area that warrants development. It has conducted various exploration work on that area over the past few years including trenching, percussion drilling and its recently completed diamond drilling program. In addition, bulk samples have been milled at a pilot plant on an ongoing basis over the past three
years and samples have been supplied to the industry.   On December 4, 1999,
the Company completed a 3,000 foot diamond drilling program on the Bedford
Claims "Meadow Zone".   Because the Company has identified the claims in the
"Meadow Zone" as likely to contain recoverable reserves, its current priority is to complete logging of the core, ship the core samples to Lakefield Research for analysis, and confirm the results by a mining engineer. It will then proceed to the completion of mine closure plans and commencement of mining operations. (See Item 1. BUSINESS OF THE REGISTRANT, "Current Status of the Company's Business", for further discussion on the Company's diamond drilling program and Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, "Plan of Operation".)

    *The Characteristics of Graphite*

     Graphite is one of three known mineral forms of carbon (the other two being diamonds and coal) occurring naturally in the earths crust in metamorphic rocks such as crystalline limestone, schist and gneiss. Natural graphite is a soft mineral having a hardness of one to two on the Mohs scale, and, depending on the purity, a specific gravity of 2.20 - 2.30. It is optically opaque even on its thinnest edge. It has a perfect basil cleavage, and this, coupled with its extreme softness, gives it an unctuous slippery feel. It is flexible but not elastic, has high thermal and electrical conductivity, is highly refractory, and chemically inert.

     Natural graphite is formed in either igneous or metamorphic rock formations. (See ITEM 3. DESCRIPTION OF PROPERTY for a discussion of the geological composition of the Company's claims.) Most commercial deposits of natural graphite are of metamorphic origin. In the graphite industry, natural graphite is classified into three types: flake, high-crystalline and amorphous. These are then sub-divided into numerous grades for commercial purposes on the basis of such factors as graphite content, particle size, and impurity types. It is found in many localities worldwide such a Canada, Madagascar, Mozambique, Zimbabwe, China and Mexico.

    Graphite is mined from open pit and underground mine operations. Open pit operations are more economical and preferred where overburden is thin enough to remove. The Company's properties contain flake graphite and will be mined through an open pit operation.

    *Market for Graphite/Consumption*

    Graphite is used in a wide variety of industrial applications. It is unique in that it has the properties of a both a metal and a non-metal. Metallic properties include thermal and electrical conductivity; non-metallic properties include inertness, extremely high temperature resistence, and
anisotropy.   Graphite is also an excellent lubricant. Lubricity, when
combined with its thermal conductivity, makes it very desirable in high temperature applications because it results in a material which provides a thin film lubrication at a friction interface while furnishing a thermally conductive matrix to remove heat from that same interface. Graphite, therefore, is a substitute for asbestos in brake lining manufacture. Graphite also has a unique combination of lubrication and electrical conductivity making it one of the primary components in the manufacture of brushes for electric motors.

    The refractory industry is one of the major consumers of crystalline graphite. Applications in that industry include castable ramming, gunning mixtures and shaped carbon-bonded brick. Carbon-manganese bricks containing flake graphite have applications in high-temperature corrosive environments
such as steel furnaces, ladles and blast furnaces.   Carbon-alumina linings
are principally used in continuous steel casting operations. One of the Company's potential markets for its graphite, the United States, utilized 27% of its imported graphite for refractories in 1995, 25% in 1996 and 1997 and 22% in 1998.

    While refractories industries and manufacture of brake linings are the major consumers of graphite, other significant uses of the mineral include manufacture of low current, long life batteries, steelmaking, manufacture of rubber, and powder metallurgy, although its use in the low-current, long-life batteries is decreasing in favor of carbon black. Some of its other applications include: electrically conducive composites, pencils, foundry facings, additives for iron and steel, solid carbon shapes, static and dynamic seals, valve and stem packing, fire retardant, plastics, chemically resistant coatings, paints, greases and oils, and flexible gaskets.

    *Price of Graphite in the Marketplace*

    Information derived from United States government sources indicate that graphite prices have remained constant during the last five years and demonstrated a near to supply/demand balance. Crystalline flake graphite concentrates ranged from $480 - $550 per ton and command higher prices than the amphorous type which priced at approximately $220 - $235 per ton. Carbon content, flake and crystal size, size distribution, and ash content affect the price of graphite. Natural graphite prices are subject to negotiations between buyer and seller leading to a wide price range throughout a year.

    *World Resources/Production/Competition*

    The world's inferred reserve based exceeds 800 million tons of recoverable graphite. In 1998 world production of graphite was estimated at 578,000 tons, with China being the world's leading graphite producer at 200,000 tons, India in second place at 125,000 tons, followed by Brazil, Mexico and North Korea. These five countries accounted for 3/4 of the world's production. Sri Lanka has accounted for nearly all the high-crystalline graphite produced. During the 1990's a combination of a decrease in world demand as well as competition from cheap Chinese material forced many non-Chinese producers to reduce production or leave the market altogether. China accounted for 1/3 of world production. Economic recovery has encouraged the opening of new operations that produce high crystalline flake in Canada, Mozambique, and Tanzania. This economic recovery gives the Company an opportunity, should it prove successful in its mining operations, to capitalize on both manufacturers' demands in Canada as well as in the United States, which imports almost 100% of its graphite. During 1998, the United States imported 13,400 tons of crystalline flake graphite from Canada, and in 1997 it imported 15,500 tons of graphite from Canada. This accounted for 27% and 21% of its imports for consumption of natural graphite in 1997 and 1998, respectively, with an overall percentage average from 1994 through 1997 of 27%. Natural graphite in the U.S. was consumed by approximately 200 manufacturing firms primarily in the Northeastern and Great Lakes regions thus positioning the Company for marketing to the United States. Although the Company's first market could well be localized Canadian manufacturing firms, it may also target the US market for its refined graphite.

    *New Uses/Current Research and Technology/Trends*

    Most new graphite products, are being developed through advances in graphite thermal technology. It is likely that the ability to refine and modify graphite and carbon products will be the key to future growth and new markets in the graphite industry. Innovative refining techniques have enabled the use of improved graphite in friction materials, electronics, and foil and lubrication applications. Although graphite electrode consumption in steelmaking has been down due to increased efficiency of iron and steel producers and the substitution of competing products such as manufactured graphite powder, scrap from discarded machined shapes, and calcined petroleum coke, it is anticipated that graphite consumption in the near future will be high temperature applications in the iron and steel industry as the industry modernizes production facilities. Brake linings and other friction materials will steadily consume graphite as new auto production increases and more replacement parts are required on existing vehicles. Lubrication applications have been down, however, due to changes in requirements for lubricant compositions and in processing technologies. Foundry operations will remain a steady user of graphite despite potential competition from finely ground coke with olivine. Flexible graphite product lines such as grafoil (a thin graphite cloth) will probably be one of the fastest growing markets although comparatively speaking it will only consume small amounts of natural graphite compared with major end-users.

    Chinese production will continues to influence the market. In the event of any prices increases, China may increase its production to take advantage of potentially high profits which could lead to a price decline in certain grades and possibly to production stoppage in certain countries. If, however, Chinese iron and steel industry expands its own consumption of natural graphite, then their exports may actually decline encouraging new producers to enter the market. Industry trends that appear to be common to advances in graphite technology and markets include higher purity of graphite, using thermal processing and acid leaching techniques for such applications as advanced carbon-graphite composites continues to be a trend. The Company's responses to the market and trends will be dictated by the market when and if the Company is able to enter it.

     *Fertilizer By-Product*

    The Company's processing plan for the recovery of graphite separates micronutrient and secondary plant nutrients along with the recovery of graphite. Analysis of ore samples sent to Lakefield Research Limited demonstrates the presence of secondary plant nutrients utilized in fertilizers such as calcium and magnesium, as well as micronutrients. Both secondary plant nutrients, which are required by plants in smaller amounts than primary nutrients, and micronutrients, which are required in only minute amounts, are essential to plant life. Increased crop yields, sandy soils, and leaching due to high rainfall or irrigation are factors influencing the use of secondary nutrients in fertilizers such as magnesium and sulphurs. The use of calcium is dictated by special crop needs and unusual soil conditions. Common fertilizers containing these secondary nutrients are potassium sulphate, sulfate of potash magnesia, gypsum, normal superphosphate, magnesium sulfate, elemental sulphur, and calcium nitrate. Analysis of samples sent to Lakefield Research in February of 1999, indicate the presence of 550 lbs of calcium per ton, and 59 lbs. of magnesium per ton. Although these are only estimates, prior assays of samples sent to Lakefield have also confirmed the presence of these and other secondary nutrients in the tailings.

     Increased crop production, high yield goals, and diminished soil reserves have combined to increase the consumption of micronutrient fertilizers in recent years. Micronutrients, which must be added to certain soils as fertilizers, include boron, copper, iron, manganese, molybdenum and zinc. Use of manganese and zinc is much higher than the use of other micronutrients because these are mainly applied to corn, wheat, soybeans, cotton, and rice which are grown over the largest acreage in the United States. Because of dramatic increases in the uses of these two micronutrients between 1967 (when the USDA first began obtaining information on U.S. micronutrient consumption) and 1980, has resulted in a change in reporting procedures to include industrial byproducts containing manganese or zinc for fertilizers. The February 1999 Lakefield analysis indicates both the presence of zinc and manganese in the samples sent by the Company.

    Because demands for higher crop yields can no longer be met by putting new lands into cultivation, agriculture has shifted to increasing crop yields through fertilization and improved crop varieties and cultural practices. As a result, the growth of the fertilizer industry has been phenomenal especially in the 1960's and 1970's when the growing world population stimulated crop production in the United States. Despite the fall of farm commodity prices in

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

subsequent years in the face of over production, crop yields have continued to set records as farmers increased the efficiency of fertilizer use. World population forecasts of 6 billion people have now become a reality. Up until now, world capita food production has kept pace with population growth much of it due to proper use of fertilizers. As nutrient removal becomes a critical factor in future crop production, the use of fertilizers and other agricultural inputs will remain a keystone to successful world agriculture. The Company sees this demand as a way to increase the profitability of its mining operations by reducing the amount of overburden which must be disposed of and increasing the potential profitability of its refining operations through its ability to market both natural graphite and the separated secondary and micronutrients which it will market to the agriculture industry.

Distribution Methods of the Products or Service
-----------------------------------------------

    The Company, once it reaches production stage, will market its graphite to the following types of industries:

    *    Manufacturers of graphite pucks used in the manufacture of steel
    *    Refractory  manufacturers
    *    Brake lining manufacturers
    *    Specialty manufacturers

    It also intends to market micronutrients and secondary nutrients, which it will produce as a byproduct of graphite production, to the fertilizer/ agriculture industry.

    The Company's ultimate marketing plan will be dictated by many of the factors discussed under "World Resources/Production/Competition", including the world market at the time it begins mining and refining natural graphite, as well as the type and quality of its product. It will also be dictated by some of the various trends discussed under "New Uses/Current Research and Technology/Trends." Before the Company can begin making specific marketing plans, it must establish the size and type of its reserves. The Company will likely refine its graphitic ore in accordance to specifications of its various end-users and will be required to meet certain performance guarantees. Its ability to meet any established performance guarantees and production capacities will also influence its marketing plans.

    The Company has had preliminary discussions with various entities such as Krystar International, a company which is supplying formulations and materials throughout the world to the brake lining industry. The Company preliminary marketing plans are to market a large percentage of its graphite to the brake lining industry either directly to local Canadian manufacturing companies, through distributors, or through selling agents. The Company's officers and directors have been involved in the mining industry for many years and have many contacts in the industry. The Company does not believe that it will have any difficulty in marketing its graphite, if it reaches production stage unless: (1)world demand for graphite changes dramatically, (2)it is unable to meet production specifications and capacities, or (3) it is unable to refine its ore in a profitable manner.

Competitive Business Conditions/Competitive Position in the Industry/Methods
-----------------------------------------------------------------------------
of Competition
---------------

    The demand for graphite in the world market is high, and, to the best knowledge of the Company, there is only one producing graphite mine in North America. The Company, therefore, believes that it will have little difficulty

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marketing its graphite when it reaches production stage.   The Company may be
required to compete, however, with other producers of graphite which market graphite internationally and have larger name recognition, more experience in commercial mining operations, and better capability to withstand price fluctuations in the market place. Such international marketers/producers of graphite are from countries such as Sri Lanka (which produces both lump and chip graphite), China, Madagascar and Brazil. It will also be dependent on the prices established in the market by product demand and will need to establish relationships with graphite end-users and product manufacturers which are already dealing with known mining companies/graphite distributors in the industry as well as keep production costs as low as possible. The United States produces no graphite and the Company will be in a position to supply not only manufacturers which require natural graphite in Canada, but also manufacturing firms in the Northeastern United States and the Great Lake region. The Company intends to compete by: (1) its belief that its graphite reserve will prove to be rich; (2) preliminary indications that tailings will be useful in the fertilizer industry thus giving the Company an extra source of revenue and reducing costs of tailings removal; (3) existing demands in Canada and the United States (which does not produce graphite) and its proximity to high demand areas in the United States; and (4) long years of contacts in the industry developed by officers, directors, and advisors of the Company. The Company's major target market will be the puck manufacture of graphite pucks for the steel industry. The demand for graphite in this market is greater than all other combined users.

    The Company will also suffer competition from other industries which produce and market secondary and micronutrients to the agriculture industry. The Company continues to have samples analyzed for content of the foregoing to better decide on both production and marketing strategies for micro and secondary nutrients. The Company also is establishing relationships with persons/entities which can help position the Company to compete successfully in the fertilizer market when and if it goes into actual mining and production.

Sources and Availability of Raw Materials/Names of Principal Suppliers
-----------------------------------------------------------------------

    In its efforts to conduct assessment, exploration, and diamond drilling, as well as future development and production efforts, the Company is required to utilize certain equipment. The Company does not own any equipment and retains the services of companies which have the equipment, manpower and expertise to perform the needed services. Such equipment includes, but is not limited to, rock drills, excavators, float movers and vehicles. The Bedford Claims are located in an area of Ontario that has sufficient equipment available to the Company as well as contractors available to provide those services needed by the Company as they are needed. Both Brian King and A.D. Houston have numerous local contacts in the industry. To date, the Company has experienced little or no difficulty in locating and hiring various equipment as needed, and has suffered no material delays for lack of available equipment or contractors. Gordan Barr Ltd. of Kingston, Ontario and Roncor Drilling of Sudbury, Ontario, are two of the entities which have provided
services to the Company.   Upon approval of the regulatory bodies governing
mining operation, the Company will contract the open pit mining and crushing to approved contractors.

Dependence on a Few Major Customers
----------------------------------

    The Company has no customers to date and does not expect to depend on a few major customers when and if it begins the actual commencement of mining operations.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalties Agreements,
----------------------------------------------------------------------------
Labor Contracts
---------------

    There are no patents, trademarks, licenses, franchises, concessions, or labor contracts in effect. The Company does have agreements in effect which guarantee various production royalties. Certain individuals will receive royalties of 1% of net proceeds of sales of any and all products extracted from the Bedford Claims up to $566,800 US pursuant to an option agreement effectuating the transfer of title of the 41 Bedford Claims to A. D. Houston in 1988. An additional 3% net smelter return on the subject claims will be paid to A.D. Houston and various grubstakers as part of the transfer of
interest of the Bedford Claims to Graphite in 1993.   Also, the Company's
acquisition of the Timmins Claims through an agreement with P&G Development provided for the reservation by P&G of a 3% net smelter return in favor of P&G of any and all minerals mined and drilled from and of the Timmins Claims. (See
ITEM 3. DESCRIPTION OF PROPERTY, "Brief Description of Title and Claim to Properties" for a discussion on the foregoing transfers of ownership and royalties.)

Need for Government Approval/Effect of Existing or Probable Government
----------------------------------------------------------------------
Regulations/Costs and Effects of Compliance
-------------------------------------------

    The area of mining operations is regulated by the Ministry of Northern Development and Mines in the Province of Ontario under the provisions of the Ontario Mining Act (the "Mining Act"). This statute has been considerably revised within the last decade and the expressed purpose of the Mining Act is to encourage prospecting, staking and exploration for the development of mineral resources and to minimize the impact of these activities on public health and safety and the environment through the rehabilitation of mining lands in Ontario. Only if the mineral mined is deemed to be a strategic mineral, or if mining operations affect federal territory such as navigable waters, does the government of Canada have jurisdiction. The Mining Act provides that all lands on which mineral rights are reserved to the province are open for staking by the holder of a prospector's license. The licensed holder of a properly staked mining claim has the right, subject to the other provisions of the Mining Act, to work such claim, bring the same to lease and transfer his or her interest to another person but, where surface rights on the land have been granted to another person, the holder may be required to compensate such person for any damage done by such work.

    The holder of the mining claim must perform and record assessment work over a five year period. If the holder fails to do so, the claims are forfeited to the province and will be again open for staking.

    The question of compensation for surface rights and all questions and disputes relating to mining claims are determined by the Mining and Lands Commission appointed under the Mining Act. When the necessary assessment work has been completed in accordance with the provisions of the Mining Act, and a survey prepared of the mining claim, if it is unsurveyed territory, and payment of the first year's rent made, the holder of the mining claim is entitled to lease of the claim from the province. The original term of the mining lease is for 21 years, and the same can be renewed for a further 21 year term but only if the claim is being worked for mining purposes.

    Before the advanced exploration is carried out on any mining claim, however, or it is brought into production, notice must be given to the director under the Mining Act and to the public and a proposed closure plan submitted which provide for the method and the funding of the environmental rehabilitation of the lands in question.

    The Company has applied to take ten claims to lease and has come to an agreement with the surface rights holder regarding a yearly compensation of $20,000 CDN. (See "Current Status of the Company's Business, Lease Applications", below.) It intends to complete its mine closure plans during the next 12 months.

Current Status of the Company's Business

    -Exploration and Diamond Drilling Program on the "Meadow Zone" -

    Since 1993, and the acquisition of its Bedford Claims, the majority of the Company's efforts have been in performing exploration on its claims, maintaining the same in good standing through assessment work, and identifying those properties which warrant further exploration in order to prove reserves. Prior exploration and the results of its own exploration and assessment work has shown strong evidence that some of the properties have sufficient mineralization to warrant the commencement of mining operations. The Company has specifically identified a portion of the Bedford Claims in an area known as the "Meadow Zone" which is located on four of the Bedford Claims being part of a block of 12 claims or 600 acres, for development. In 1997 the Company conducted an 16 hole air-drilling program on the Meadow Zone with favorable results. During this year, the Company has conducted additional air drilling on that area with 22 more holes. The Company does not yet have the results from the 600 samples acquired. On November 22, 1999 the Company conducted a 3,000 foot diamond drilling on the Meadow Zone to prove ore reserves. The drilling was contracted to Roncore Drilling of Sudbury, Ontario and was completed on December 4, 1999. On the completion of the logging of the cores of the diamond drill holes, the mineralized section of the core will be split: half for assaying and half kept for reference. The half core for assaying will be shipped to an analytical assayer, Lakefield Research at Lakefield, Ontario Canada in order to establish the total carbon content as well as the graphitic carbon. Upon receipt of the assays from Lakefield research, a geological report will be prepared showing the assay results of the total sections of each hole. This information will be compiled to establish the proven ore in each of two areas of the Meadow Zone. The final geological report will be confirmed by a an approved mining engineer acceptable to the regulatory bodies. (For detailed information on exploration and development work on the Bedford Claims, see this PART I, ITEM 3. DESCRIPTION OF PROPERTY, "History of Claims/Operations/Exploration".)

    - Lease Applications -

    The Company is required to take any mining claims which it intends to operate to lease before a license will be granted to operate the claims. The Company has submitted its application to Ministry of Northern Development and Mines to take the 10 claims to lease which will be the subject of its initial mining operations. The Company has applied to take the following 10 claims to lease: SO1037728, SO1037727, SO1037726, SO1037725, SO1037717, SO1037718,
SO1037719, SO1037720, SO1037692, and SO1191264. As required under the Mining Act, compensation has been determined and paid to the holder of the surface rights to the foregoing claims, entitling the Company to continue with
operations.   The Company has agreed upon compensation of $20,000 CDN per year to the surface rights owner. (For a full discussion on the Company's mining claims, see PART I, ITEM 3. DESCRIPTION OF PROPERTY, and the various subcategories thereunder which include: Brief Description of Title and Claim to Properties; Property Location and Access; History of Claims/Operations/ Exploration; Geology and Mineralization; and Reserve Estimates.)

-The Company's Wholly Owned Subsidiaries -

    GRAPHITE MOUNTAIN INC.    Graphite was incorporated on November 1, 1990
under the Business Corporations Act of the Province of Ontario as a private company and was acquired by the Company in November of 1993 through issuance of 16.8 Million of its common shares. Of the 16.8 Million shares issued, 16.3 were issued to the existing shareholders of Graphite on a pro rata basis of 3 shares of the Company for each 1 outstanding share of Graphite, with Graphite's total outstanding shares at the time of the reorganization being 5,433,333 shares. The balance of the 500,000 shares were issued to certain individuals for services rendered in connection with the reverse acquisition transaction. As a result, Graphite became a wholly owned subsidiary of the Company. Of the 80 claims currently owned by the Company, all are recorded in the named of Graphite. (For information on Graphite's title to the claims, see this PART I, ITEM 3. DESCRIPTION OF PROPERTY, "Brief Description of Property and Title to Claims.

    ENVIRONMENTAL CARBONATES, INC.   Environmental Carbonates, Inc. ("ECI")
was incorporated in August of 1996, under the Business Corporations Act of the Province of Ontario as a private company and a subsidiary of the Company. It was founded as an operating entity of the Company for the purpose of owning and running a production facility. ECI purchased real property in Perth Ontario, for $19,196 US during 1997. Certain equipment on the premises was not included in the purchase price and was to be removed by the bank which owned the equipment. The bank gave the Company full title to the equipment which the Company intends to sell. The production facility will be made operational upon commencement of bulk sampling.

-The Company's Production Facility-

    An industrial building for the production of graphite was purchased on May 28, 1997 by the Company's subsidiary, Environmental Carbonates, Inc for $19,196 US. The plant is 5,000 feet square and sufficient for two lines of production equipment capable of processing 500 plus tons of ore per 24 hour day. The facility is not operational. The Company will need to purchase and install the necessary production equipment which would basically be a mechanical-pneumatic system comprised of such components as a hopper/feeder, a blower assembly, a rear accelerator, a screw auger, a discharge system, and a production flow line. The Company intends to eventually install two lines of equipment. The Company estimates it will require approximately $4 Million CDN to purchase equipment and begin graphite production and will not make the facility operational unless it proves economically recoverable reserves on its properties. (See "The Company's Wholly Owned Subsidiaries", above.)

Research and Development Activities in the Past Two Years
---------------------------------------------------------

    The majority of the Company's development activities in the past two years is discussed under ITEM 3. DESCRIPTION OF PROPERTIES which details exploration activities on its claims.

Total Number of Employees
--------------------------

    The Company has two full-time employees including A.D. Houston (See ITEM
6. EXECUTIVE COMPENSATION, for further information on A.D. Houston.) The second employee is actually employed by Graphite, the Company's wholly owned subsidiary.

Item 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations
---------------------

    For purposes of this registration statement, the Company is considered an exploration stage company within the meaning of Guide 7 (for mining companies) of the United States Securities Act Industry Guides; however, for purposes of its financial statements, it is considered a development stage company and complies with FASB Statement No.7.

    In the course of acquiring mining claims and conducting exploration and assessment work, the Company issued 16,812,000 shares of its common stock in a reverse acquisition transaction which resulted Graphite becoming its wholly owed subsidiary and its ownership of the Bedford Claims. The consideration for the property acquisition was valued at the predecessor cost of the cash paid in the option payments made on the claims of $200,000 CDN ($120,978 US). The Company also issued 4,000,000 common shares in the acquisition of its Timmins Claims at $.25 per share or $720,523. Mineral property acquisition has therefore been funded mainly through issuance of common stock.

     The Company's mineral properties are valued at the acquisition cost or $851,501, and, up until 1997, the Company booked its deferred exploration as
part of additional valuation to its mineral properties at $659,595.   The
recovery of amounts shown as the cost of acquisition and related exploration costs is dependent on discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying claims, and the ability of the Company to obtain necessary financing to complete development of the properties as well as future profitable production. Because Management is not able to determine what the recoverability of the such costs, a reserve impairment was recorded during the 1998 fiscal year for the full amount of the capitalized costs.

     The Company has consistently shown operating losses since 1990 and no revenues, and since inception, the Company has incurred a net comprehensive loss of $2,747,533 US (at September 30, 1999). During the first 3 quarters of 1999, the Company had a net operating loss of $178,982 US; at its year ended December 31, 1998 it showed a net operating loss of $ 1,582,939 US; and, at December 31, 1997 it showed a net operating loss of $ 174,105 US. The large increase in its net loss in 1998 was due to the Company showing mineral acquisition and deferred exploration costs previously booked on the Company's Balance Sheet as expensed to impaired assets during that fiscal year.
Expenses incurred each year are those associated with general and administrative costs including legal and accounting related to offerings of its common stock and reporting requirements, as well as exploration and maintaining the currency of its mining claims through assessment work, and compensation to the Company's Chief Executive Officer. Since the Company's acquisition transaction with Graphite in 1993, the Company has been dependent on sales of its common stock and cash advances by the Company's officers and directors and certain shareholders, especially those shareholders on the Company's advisory board (all "accredited investors") who have consistently purchased shares of the Company's common stock to fund its exploration and day to day operations. To date, those individuals who have advanced funds to the
Company, mostly A.D. Houston or a company controlled by A.D. Houston,   have
been willing to take stock in repayment of the advances/loans. At September 30, 1999, these related parties are currently due $37,266 US and the advances/loans are interest free and have no set terms of repayment. In addition, the Company has relied on the willingness of A.D. Houston to take a large portion of his salary, which is usually deferred, in shares of common stock.

Plan of Operation
-----------------

     On December 4, 1999, the Company completed a 3,000 foot diamond drilling program on the Meadow Zone to prove ore reserves. During the next 12 months, the Company will complete logging of the cores of the diamond drilling holes; send half of the mineralized section of the core to Lakefield Research to establish total carbon content and graphitic carbon; prepare a geological report showing assay results of the total sections of each hole; confirm the geological report by an approved mining engineer; complete geological mapping (MDX GeoServices); and begin working on Mine Closure Plans.

    The Company has paid in full for the diamond drilling itself and has advanced $25,000 CDN to MDX for geological mapping. In addition, the Company expects to expend the following on its plan of operation in the next year, all of which are estimated.

    Core analysis estimate             $  15,000 CDN
    Preparation of samples                15,000 CDN
    Engineers report                      12,000 CDN
    Miscellaneous                          8,000 CDN
    Payment to surface rights owner       20,000 CDN
                                         ---------
    Total                              $  70,000 CDN (approximately $47,000US)

  The Company, therefore, expects to expend approximately $47,000 US in order to reach the stage where it can begin working on Mine Closure Plans. The Company has also will require approximately $150,000 US for general administrative expenses which include office rent, assessment work, secretarial services and automobile lease payments on two Company vehicles as well as A.D. Houston's salary of $120,000 US per year. The Company will incur higher than normal legal and accounting expenses related to the filing of this registration statement and periodic filing requirements over the next year which it estimates at $ 40,000 US over the next 12 months. The Company's estimate of cash requirements over the next 12 months are a total of approximately $ 237,000 US.

    The Company does not have sufficient cash to satisfy these requirements
and will need to raised additional funds.    The Company expects that A.D.
Houston will, as usual, advance the funds for office rent, car leases, and secretarial and that he will defer his compensation, a large portion of which will be compensated in stock at a later date. Therefore, the Company can expect to fund a portion of its expenses through stock issuance. Another portion of the balance of the expected cash requirements will be funded through its current private placement of stock and warrants which will close on or before 60 days from the filing of this registration statement. The Company can expect to raise additional funds in the offering in two ways: the Company may sell additional Units; or, once the geological report establishing tonnage of proven ore on the two areas of the Meadow Zone has been completed, the Company will notify warrant holders and send them a copy of the report enabling them to exercise their warrants in accordance with the terms of their purchase of the Units. Because this private placement is being made in reliance on Regulation D, Rule 504, and the Company is integrating the offering with a prior 504 offering conducted earlier this year, the Company is limited in how much it can raise in the offering to an additional approximate $400,000 US. In addition, the Company will be required to complete the offering within sixty days of this registration statement or rely on an alternative exemption from registration under United States securities laws to complete the offering. The Company believes the maximum proceeds of $400,000 it can raise under the current offering will be sufficient to complete its plan of operation over the next 12 months with any additional funds it raises over and above its estimated cash flow requirements of $237,000 US to be dedicated to working on mine closure plans.

    The Company does not anticipate hiring any additional employees or purchasing any property or equipment in the next 12 months unless it completes its plan of operation sooner than scheduled and is able to move on to its next phase: the actual commencement of mining operations.

     The Company's 12 month plan of operation will be subject to certain risk factors, many which will be beyond the Company's control. These include, but are not limited to, those risk factors set forth under "RISK FACTORS", "Business Development" section of PART I, ITEM 1. DESCRIPTION OF BUSINESS.

Long Term Plan of Operation
---------------------------

    Once the Company has established proven reserves, it plans to begin the development phase of its operations during the latter 2000 or early 2001. The Company estimated cost to the Company is a minimum of $4 Million CDN
(approximately $2.65 Million US).   This estimate includes the Company's
anticipated expenses in making its production facility operational including the purchase of equipment for at least one production line.

Year 2000 Compliance
---------------------

    Because of the nature of the Company's operations, it is believed that the Year 2000 issues will not affect the Company. The Company and those entities it associates with in the conduct of exploration and development of its claims do not utilize computer systems which would be affected by Year 2000 issues. The Company itself has updated its own computer systems, both software and hardware, to be Y2K compliant.

Item 3.      DESCRIPTION OF PROPERTY

Brief Description of Title and Claim to Properties
--------------------------------------------------

    * Bedford Claims *

    The 41 claims known as the Bedford Claims are located in Bedford Township, Frontenac Township, Southern Ontario Mining District, and were originally acquired through an option agreement, dated December 1, 1988 between two individuals (referred to as the "Optionors") and the Company's now President,
A. D. Houston as the optionee, whereby, Mr. Houston agreed to pay Optionors an aggregate of $200,000CDN ($120,978US) for the claims. In addition, Optionors would receive royalties of 1% of net proceeds of sales of any and all products extracted from the claims up to $566,800US. A.D. Houston paid the agreed upon cash consideration and between 1989 and 1992, he sold approximately 49% of his acquired interest to approximately 27 Canadian individuals (the "Grubstakers"). In November of 1993, Graphite was assigned all of the interest in the claims for consideration of the allotment to A.D. Houston and the Grubstaker group of 2,000,000 shares of Graphite at a deemed price of $.25 per share on a pro-rata basis. The group is also to receive, on a pro rata basis, a 3% net smelter return on the subject claims. The issuance of the 2,000,000 shares of Graphite for the Bedford Claims resulted in 5,433,333 Graphite shares subscribed for and allotted. The 41 Bedford Claims were officially transferred and recorded in the name of Graphite on November 10, 1993. On November 30, 1993, the Company acquired Graphite Mountain as a wholly owned subsidiary by issuing an aggregate of 16,800,000 shares of its unregistered common shares on a pro rata basis to the shareholders of

 Graphite, in exchange for all of the issued and outstanding shares of Graphite (5,433,333 shares). The Company, as the owner of all of the issued and outstanding shares of Graphite, is the beneficial owner of the 41 Bedford Claims. (For a full list of the 41 Bedford Claims, see Exhibit 99.)

    Various individuals hold the surface rights to the various mining claims but such rights will not interfere with the mining operations, when and if conducted, if appropriate compensation is made in accordance with the provisions of the Mining Act. The following is a list of the Bedford Claims, located in central Bedford Township, Frontenac County. They can be located on NTS map 31 C/9 and 31 C/10: EO1037688 through EO1037712 and EO1037717 through EO1037732 (see Exhibit 99.)

    *Timmins Claims*

     On December 17, 1994, the Company entered into an agreement with P&G Development, Inc., a Canadian corporation formed under the Prospecting and Grubstakers Act ("P&G"), whereby P&G conveyed all of its right, title and interest in 39 mining claims located in North Burgess Township, County of Lanark, Southern Ontario, Canada, to the Company (recorded in the name of Graphite), in exchange for the issuance of 4,000,000 unregistered common shares of the Company, and the sum of $90,000 US. The foregoing constituted full payment for the 39 Timmins Claims except for the reservation by P&G of a 3% net smelter return in favor of P&G of any and all minerals mined and drilled from and of the Timmins Claims. For a full list of 39 Timmins Claims, see Exhibit 99. List of the Company's Mining Claims. The Timmins property is located near the Bedford Claims and consists of a similar geology. Various individuals hold the surface rights to the various mining claims but such rights will not interfere with the mining operations, when and if conducted, if appropriate compensation is made in accordance with the provisions of the
Mining Act.   The following are a list of the Timmins Claims: EO 84066 - EO
840574; SI 748510 - SO 748519; and SO 748709 - SO 748728.  (See Exhibit 99)

Property Location and Access
----------------------------

    The Bedford Claims are located approximately 45km north of the City of Kingston in central Bedford Township, Frontenac County, Ontario, Canada. They are accessed by County Road #8 & 12 leading to Highway 38 which connects to the Trans Canada Highway linking Toronto to Ottawa. In addition, the Bedford Claims are located about 30 minutes north of Highway 401 and one hour from the
Canada/United States border crossing near Gananoque, Ontario.   On a National
Topographic Maps System map, the Bedford Claims can be located on maps NTS 31 C/9 and 31 C/10 and on the Ontario Department of Mines Map 1947-5, map 2054 and Ontario Mineral Potential Map P-1505.

    The Timmins Claims are located on 1,950 acres approximately 25 miles northeast of Bedford Claims near the village of Westport, vicinity of Lot 25, Concession V, North Burgess Township, Lanark County, Southern Ontario, Canada. The Timmins Claims can be accessed by taking Highway #401 to Kingston, Ontario and exiting at exit #617 north onto highway #10 to Westport, Ontario.

History of Claims/Operations/Exploration
-----------------------------------------

  There have been no operations conducted on any of the Company's claims by the Company and/or Graphite, other than the required assessment work preliminary exploration including certain trenching and drilling programs. As of the date hereof, all of the assessment work has been completed and the each of the claims is considered in compliance. The Company intends to have engineering reports completed on certain of the following properties. If the reports indicate probable or proven reserves, the Company intends to develop and subsequently exploit the same. The following discussion on each of Company's properties takes into account each group of claims history, operations and exploration.

   *Bedford Claims *

     HISTORY - The Company's acquisition of the Bedford Claims was based upon exploration by the Company's President who began prospecting the Bedford Claims in 1988, prior to his involvement in the Company, private reports by Mr. Brian King, a geologist, prior to his becoming affiliated with the Company, and such historical information as was available. The Bedford Claims have little recorded history of mineral exploration. There are numerous pits, trenches and shafts throughout the district, these having been put down on galena prospects prior to l915. Galena occurrences are found in late stage fault related calcite fissure veins that are situated throughout the Kingston-Madoc-Bancroft region. Several galena deposits were mined extensively during the early part of the 20th century with production reaching several million
pounds of lead.    There is a graphite occurrence recorded in Lot 18, Conc.
VIII but there is little documented other than the existence of several small pits. Only minor graphite exploration has been carried out in the area since operations ceased on the Black Donald Mine in 1954. South of the Bedford Claims, a graphite deposit consisting of several hundred thousand tons has been partially developed as an underground mine in the south part of Bedford Township (known as the Kirkham Graphite Deposit, fka Stewart Lake Resources) .

     CURRENT EXPLORATION/WORK PERFORMED - Throughout 1997, a 2-phased exploration program consisting of surface stripping, trenching and sampling followed by a limited drilling program was completed within the "Meadow Zone", located in Lot 16 of Concession V. The "Meadow Zone" was selected for this program based on the results of several years of prospecting about the claim group, although four other zones were identified which the Company believes merit further exploration:

    1.   The Houston Zone (Lot 13, Concession IV),
    2. The Sangster Zone (paralleling the Westport Highway from Lot 14 northeast to Lot 15, Concession V)
    3. The Robinson Zone (centered on Lots 18 and 19, Concession VII including the abandoned Robinson Barite/Galena Mine
    4. The Central Zone (on Lot 17, Concession VI near the abandoned Murphy/Hickey Barite-Galena Mine

     Through conventional prospecting methods, the "Meadow Zone" was determined to have a high exploration priority. A total of 11 major trenches were excavated. The trenching exposed a graphitic schist in numerous locations along the 350+ meter strike length which commonly exceed 10m of continuous mineralization with bands of marble, generally containing
disseminate flake graphite above and below the graphitic schist.   During the
trenching program selected mineralized zones were sampled. A total of 16 samples were submitted to Lakefield Research for graphitic carbon assay. The assay values were in the range of 6-10%. Apatite (which can be sold as a natural micronutrient fertilizer) recovery was estimated at 70 - 80%. The trench results appear to demonstrate the apparent continuity of mineralized zones and also suggest that the grade of mineralization is relatively consistent.

    Once stripping and trenching was completed, a limited percussion borehole program drilling program was undertaken in September of 1997 to confirm overall continuity of the mineralized zone. The operator of the "air track" drill was Gordon Barr Limited of Kingston Ontario and the drilling, log maintenance, and sample handling and data analysis was supervised by Brian King, a director of the Company and the owner of MDX GeoServices. A total of 16 vertical boreholes were advanced, most of which intersected the near surface part of the main graphitic zone. Several of the bore holes ended in significant mineralization at the limit of the drilling equipment's reach (approximately 30m). The results of the percussion drilling program indicated 3,263,150 tons of material at 3.72%G(c) (graphitic carbon) 87,909 tons of graphite contained. This preliminary estimate covers only a comparatively small part of the Company's claim group (approximately 6 hectares) and relates only to one of several mineralized zones throughout the property. Although not yet explored, likely extensions of the Meadow Zone have been identified and prospected south and northeast of the tested area. A significant potential for discovery of further graphite resources is indicated in these areas. (See this ITEM 3. DESCRIPTION OF PROPERTY, "Reserve Estimates", below.)

     In 1998, the Company performed additional stripping and trenching of the "Meadow Zone" and uncovered surface deposits of graphite along a strike length of 500 meters.

    In October 1999, the Company conducted additional percussion drilling with 22 additional vertical bore holes. The Company has not yet received the results of the approximately 600 samples available for assay.

    In November of 1999, the Company began a 3,000 foot diamond drilling program on the Meadow Zone which was completed on December 4, 1999. The purpose of this program is to confirm the results of the previously completed percussion drilling in 1997 and 1999, and to establish an initial estimate of it. (See "Current Status of the Company's Business" under Item 1. BUSINESS OF THE REGISTRANT for a detailed discussion on the recently completed diamond drilling program.)

         *The Timmins Claims *

     The Company's acquisition of the Timmins Claims was based on an independent geologist report by John R. Goodwin of Goodwin Minerals Exploration completed in 1989 and additional reports conducted by MDX GeoServices, an affiliate of the Company. Both reports indicate probable graphite reserves and similar geology to the Bedford Claims. The Company also received a reserve report from J.E Tilsley & Associates Ltd. in March of 1998.

     HISTORY - Historical record of the property indicates that a graphite deposit was discovered in 1917 by Mr. Frank Hines in lots 24 and 25, Concession V in North Burgess Township. The property was initially explored from 1918 to 1923 by Noah Timmins who completed 6 shallow diamond holes and numerous exploratory pits. In 1951, was the property was further explored by Frobisher Ltd through drilling an additional 5 diamond drill holes which outlined a part of the ore body containing approximately 55,000 tons with an average grade if 7.5% carbon over a length of 100m. In another zone, 15 additional diamond drill holes were completed indicated the presence of a 140m long ore body with an average grade of 8.4% Carbon. A test milling of ore obtained from surface pits was also conducted at the Black Donald Mine a graphite mine which was operating in the region at the time. In 1981, Orrwell Energy Corporation completed a comprehensive compilation of the known drilling and trenching results in lots 23 to 26 , Concession V. Orrwells' consulting engineer located many of the recorded trenches and assembled data with the drill plans from previous work. Samples from on-site stock piles were collected and submitted to F. Baril & Associates for test purposes to determine whether the economic graphite concentrates could be produced from the Timmins properties ores. In 1989, Lodi Metals-Black Hawk Mining Inc. completed an exploration program concentrated on the general area as previous workers, although the area explored was substantially larger, consisting of 39 claims (the current Timmins Claims) or roughly 2,000 acres. The work included 13,365.5 feet of diamond drilling, excavating of 69 trenches about the claim group and geophysical surveys and geological mapping. At completion, Lodi-Black Hawk's consultant recommended further expenditure of $500,000 for additional, more detailed follow-up exploration.

    WORK PERFORMED AND CURRENT EXPLORATION - Other than assessment work to maintain the Timmins Claims in good standing, the Company has not conducted any other current exploration on the claims. The Company intends to put the Timmins Claims into production if it can prove recoverable reserves are located on the claims. The Company, as of the date hereof, has not scheduled drilling and sampling sufficient for reserve analysis because it is concentrating its efforts on the meadow zone located on the Bedford Claims.

Geology and Mineralization
--------------------------

    * Bedford Claims *

     For the most part the Bedford Claims are typical of Southern Ontario's Precambrian Shield terrain with small area being cultivated (primarily on carbonate bearing bedrock) and the remaining forest covered. In general the claim area has poor soil development with portions supporting minor agriculture, mostly pasture and containing numerous rocky ridges. Overall average relief is less than 5 metres and locally reaches about 15 meters. Overburden is mostly glacial debris and outwash and not particularly thick, between 1 - 5 meters in depth. Small wetlands commonly occupy areas between the ridges in the forested area.

    The Bedford Claims generally contain three types of rock: Grenville marbles, intercalated rusty and siliceous Paragneisses, and granitic sills and other small intrusives. The metasedimentary units appear to overlie and have been intruded by granites and granitic gneisses. Minor mafic and intermediate dikes are found locally within the region although these make up a very small portion of the bedrock exposures. The claim group contains very coarsely crystalline Grenville marbles which have been intruded with gneiss and remobilized granitic basement rocks. The marble units are considered to be thin sequences which were at one time carbonate shelf sediments. More than 50% of the Bedford Township region is underlain by granitic gneisses which have undergone considerable upwelling. These rocks and the overlying marbles represent the lower portions of the stratigraphic column in this area and have endured very deep burial. This has resulted in upper amphibolite grade (and perhaps higher) metamorphic effects. The rusty paragneisses apparently occur in comparatively narrow zones within the marbles and are thought to represent
more siliceous sediments.    These generally do have a carbonate component and
were likely formed in an environment of higher energy. These may have a minor volcanic component or may simply be muddy near shore deposits. Often, the rusty paragenisses contain significant graphite content, commonly exceeding 5% (by weight) graphitic carbon.

    *Timmins Claims*

     Graphite at the Timmins Property seems to occur in much the same way as seen a the Bedford Claims, namely as disseminated flakes within the Granville marble and silicated marble. Pyroxenes, micas and minor sulphide minerals are common. Interbanded with the marbles are a series of pegmatites, granite sills and/or paragneiss. Differentiating between the various granitic units is difficult and many variations are noted in the field. The marble units are typically lenticular and highly contorted due to the intense folding and other structures present in these high grade metamorphic terrains. The strong deformation has produced highly enriched graphitic zones especially at the apexes of folded units. Since the folding pattern is complex, the enriched zones are likely to be somewhat irregular in dimension, and repeated throughout the property.

Reserve Estimates on Probable Reserves
--------------------------------------

     The Company has no reserve estimates on either proven or probable reserves on any of its claims by independent mining engineers. The only reserve estimates the Company has are contained in various reports giving assay data from the Company's exploration of the claims. These estimates were made by the Company itself based on information derived from analysis of assessment and drilling work performed on its claims. The majority of the reports on assessment work were performed by MDX GeoServices which is affiliated with the Company through Brian King who is a principal in both MDX and the Company. Although the Company has hired outside consultants to provide analysis of potential reserves on its properties, the main purpose of these reports was to provide the Company with independent opinions on whether there was sufficient indication of mineralization on specific properties to warrant further and more in depth exploration due to a potential commercially recoverable mineralization.

    The Company's 16 percussion borehole program conducted in 1997 was intended to confirm continuity of mineralization; however, sufficient data was obtained for it to prepare a preliminary estimate of graphite resources present in the "Meadow Zone". The following are the estimated geological resource tonnages for the "Meadow Zone", as estimated in September of 1997:

    Section B         981,750 tons @ 3.92% C(g)
    Section C         760,650 tons @ 3.18% C(g)
    Section D       1,034,000 tons @ 3.93% C(g)
    Section E(east)   297,000 tons @ 3.79% C(g)
    Section E(west)   189,750 tons @ 3.66% C(g)
   ---------------    -----------------------------
    Total All       3,263,150 tons @ 3.72% C(g)
    Sections         approx. 87,909 tons graphite contained

    The above preliminary resource estimates cover only a comparatively small part of the claim group (approximately 6 hectares) and relates to only one of several mineralized zones.

    MDX has recently completed a Preliminary Geological Report on the diamond drilling completed in December of 1999 on the Meadow Zone. The preliminary report will be subject to assay results from Lakefield Research and subsequent confirmation by an approved mining engineer.

Office Space
------------

    The Company and its subsidiaries currently rent office and storage space from Dartford Corporation, a company controlled by A.D. Houston. The Company pays A.D. Houston $850 CDN per month, on a month to month basis. There is no written contract and such payments are accrued to Dartford Corporation and paid in cash or restricted shares of the Company. The office space is comprised of 800 square feet and the storage space is approximately 1,200 square feet. The Company also has the use of an outside storage building comprised of 1,000 square feet for the preparation of samples and the storage of diamond drill cores.

Item 4. SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

      The following tables set forth: Table 1 - the amount and nature of beneficial ownership of each person known to a beneficial owner of more than five percent of the issued and outstanding shares of the Company and Table 2 - the amount and nature of beneficial ownership of each of the executive officers and directors of the Company. The following information is based on 37,129,870 shares issued and outstanding as of September 30, 1999.

Table 1: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS (5%)
_____________________________________________________________________________
                      Name and                Amount and
                      Address of              Nature of
Title of              Beneficial              Beneficial         Percent of
Class                 Owner                   Owner              Class
---------             -------------           --------------     ----------
A. David Houston      President               13,381,764(1)      36.04%(1)
P.O. Box 190, R.R. 5  Chairman of
Warkworth Ontario     the Board
Canada K0K 3K         5% shareholder
                      Chief Executive
                      Officer
_____________________________________________________________________________

(1) Includes 160,000 shares held in the name of Mary Houston, the wife of A.D. Houston; and 400,000 shares held in the name of Dartford Corporation a corporation controlled by A. David Houston. A. David Houston typically receives shares for a large portion of his salary of $120,000 US per year as well as for advances made on behalf of the Company. Such shares are restricted and issued at the price being paid by investors in any offering being conducted at the time of the conversion of the debt (generally, the average price in the market). As of September 30, 1999, the Company owed A.D. Houston $13,900 US in deferred compensation, A.D. Houston or a related party,
$37,266 US for accrued advances/loans.   Because the Company is conducting an
offering at $.10 US per share, if he converted his deferred compensation and advances owing within the next 60 days, he would own an additional 511,740 shares. A.D. Houston also has a warrant to purchase 600,000 shares at $.10 US. The provisions of the warrant agreement specify that it may not be exercised until the Company's gives notice of its diamond drilling results. If A.D. Houston is able to exercise his warrants and converts monies currently owed him in the next 60 days, his beneficial ownership position would increase to 14,493,504 or 37.9% of the then issued and outstanding shares. Because it is unlikely that he will covert the same within the next 60 days, this amount is not included in the above table but footnoted here. The $13,900 US due and owing Houston at the end of the third quarter will increase by $30,000 US by the end of the Company's fiscal year.

      The following table sets forth ownership position of the Company's executive officers and directors, as well as all of them as a group; it is based on 37,129,870 shares issued and outstanding as September 30, 1999.

Table 2: SECURITY OWNERSHIP OF MANAGEMENT(1)
_____________________________________________________________________________
                        Name and              Amount and
                        Address of            Nature of
Title of                Beneficial            Beneficial         Percent of
Class                   Owner                 Owner(1)           Class
--------                -------------------   ----------------   ------------
A. David Houston(2)     President             13,381,764(2)      36.04%
P.O. Box 190, R.R. 5    Chairman of
Warkworth Ontario       the Board
Canada K0K 3K0          5 % shareholder
                        Chief Executive
                        Officer

William Houston         Director                 919,000          2.47%
Box 689              Treasurer
Madoc Ontario
Canada

Brian King(3)           Director                 756,775(3)       2.04%
528 Bonaccord St.
Peterborough, Ontario
Canada K9H 3A6

Michael Armstrong       Secretary                133,333(4)       .36%
209 Glendora Ave.
Toronto, Ontario
Canada M2N 2W6
______________________________________________
Officers and
Directors as a group (4 Persons)              15,190,872        40.91%

(1) None of the Company's officer or directors have any rights to acquire additional shares of the Company's common stock, beneficially or otherwise, excepting AD Houston. Mr. Houston may have the right to acquire within the next 60 days sufficient shares to increase his position to 37.9% provided he elected to convert monies owing him into commons hares of the Company and further provided he is able to exercise certain warrants, which cannot, as of this date be exercised. (See Footnote (1) to Table 1: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS (5%), above for a full discussion.)

(2) Includes 160,000 shares held in the name of Mary Houston, the wife of A.D. Houston; and 400,000 shares held in the name of Dartford Corporation, a company controlled by A. D. Houston.

(3) Includes 116,775 shares held in the name of Oakridge Environmental Ltd., a partnership controlled by Brian King.

(4) Includes 33,000 shares held in his record name and 100,000 shares beneficially owned by Michael Armstrong.

Change in Control Arrangements

None.


Item 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Officers and Directors

      The names and ages of all directors and executive officers of the Company, along with their respective positions, term of office and period such position(s) was held, is as follows:

Name                   Age      Positions Held                Director Since
____________________   ____   _____________________________   ______________
A. David Houston       79     Chairman of the Board of        Since 11/1993
P.0. 190, R.R. 5              Directors, Chief Executive
Warkworth, Ontario            Officer, Chief Financial
CANADA K0K 3K0                Officer, President.

                              Also President of Graphite
                              Mountain Inc. and
                              Environmental Carbonates, Inc.

William Houston        76     Director, Treasurer             Since 11/1993
Box 689
Madoc, Ontario
CANADA

Brian King             42     Director                        Since 11/1993
528 Bonaccord St.
Peterborough, Ontario
CANADA K9H 3A6

Michael Armstrong Q.C. 67     Secretary                       Since 12/97
209 Glendora Avenue
Toronto, Ontario,
Canada M2N 2W6

(1) Each of the above individuals will serve in their respective capacities until the next annual meeting of the shareholders or until a successor is duly qualified and elected.
------------------------

Biographical Information for Officers and Directors
---------------------------------------------------

A. DAVID HOUSTON, President, Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer. For the past 34 years, A.D. Houston has been actively engaged in executive and management capacity in the raising of capital for exploration and development of mining properties as well as the field supervision of exploration crews and mine development. He was the founder of the Bedford Claims grubstaker group, and of Graphite Mountain, Inc. in 1990, of which he was and still is President. Graphite is a wholly owned subsidiary of the Company. He is also the founder and President
of Environmental Carbonates, Inc., another subsidiary of the Company.   A.D.
Houston formerly was the founder and president of Native Mines Ltd. and Native Exploration Ltd. Both of the foregoing companies were exploration and mining joint ventures which prospected and developed mining properties in British Columbia. He is a member of the Society of Mining and Metallurgy and Exploration and a member of the Society of the American Institute of Mining and Metallurgical and Petroleum Engineers.

WILLIAM HOUSTON, Director and Treasurer. Although Mr. William Houston is now retired, he worked from 1950 through 1964 in various capacities for the following: Valdor Lamaque Gold Mines, Valdor, Quebec; Ogama Rockland Gold Mines, Central Manitoba; Nesbit Labine Uranium Mine, Lake Athabaska,

Saskatchewan ; Britannia Beach Mine, British Columbia; Gunner Mines (as chief engineer), Lake Athabaska, Saskatchewan; Arcadia Nickel Mines, Sudbury, Ontario; and Temagami Copper Mine Ltd. as chief engineer and mine manager. William Houston is a graduate of the University of Toronto where he received a Mining Engineering Degree in 1950. He is also a majority stockholder in Stockloser Marble of Madoc Ontario, from 1964 through 1996.

BRIAN KING, Mr. Brian King is a director of the Company and currently is the owner/manager of MDX GeoServices, an applied earth science company founded in 1985 and a division of Oakridge Environmental LTD. He is also the Company's geologist. From 1991 - 1994, he acted was an Environmental Geologist, Hydrologist and Project Manager for Terraspec (a division of The Greer Galloway Group, Inc.) From 1989 through 1991, Brian King worked for Walter H. Gibson & Associates Ltd., as an Associate-Hydrologist, Environmental Geologist and Project Manager. From 1985 through 1989 he worked as an independent consulting geologist, and from 1983 though 1985, he worked for Sherritt Gordon Mines Ltd. as Chief Geologist at the Fox Lake Copper-Zinc Mine at Lynn Lake, Manitoba. In addition to his project experience, Mr. King has successfully completed approximately 60 hydrogeological investigations for Landfill Site Studies and numerous privately serviced developments throughout Ontario, Canada. His professional development includes studies at the Waterloo Centre for Groundwater Research: Dense Immiscible Phase Liquid Contaminants in Porous and Fractured Media, November 1990; Waterloo Centre for Groundwater Research:
Behavior of Dissolved Organic Contaminants in Groundwater, February 1991; and Ontario Ministry of Environment and Energy: Hydrogeological Technical Information Requirements For Land Development Applications, June 1995. Mr. King has a Geological Sciences degree from Brock University of St. Catherine, Ontario where he also completed graduate studies in hydrothermal ore deposits
and geochemical systems.   He is also a member of the International
Association of Hydrogeologists, a Fellow of the Geological Association of Canada, and a Member of the Association of Geoscientists of Ontario, Canada.

MICHAEL ARMSTRONG, is currently serving as the Company's secretary, a position he has held since December of 1997. Mr. Armstrong is currently associate with Lafleur Brown, Barristers and Solicitors, Toronto, Ontario, which he joined in 1999. Prior to that he was with Armstrong, Dunn, Barristers and Solicitors also in Toronto, Canada where he was employed for more than five years.

Advisory Board
--------------

    In 1998, the Company established an advisory board consisting of three individuals with extensive experience in the mining industry. Each of the these advisory members is also a stockholder of the Company although none owns 5% or more of the Company's common stock beneficially or otherwise. The purpose of the Board is to advise the Company in areas of mining operations and development, marketing and promotion and financing. The Board receives no compensation for their services in an advisory capacity although member will be compensated for services rendered to the Company in other capacities.

HERB HARMER, is the President and a director of Bechtel Canada Ltd., and Bechtel Quebec Ltd. He is also a former head of the worldwide operations of the Mining and Metals group of Bechtel Corporation, San Francisco, one of the world's foremost consulting and engineering firms. He is a graduate of the University of Western Ontario and Queen's University and a member of the Energy Council of Canada, the Canadian Institute of Mining and Metallurgy, the Professional Engineers of Ontario, and l'Orere des Ingenieurs du Quebec, among other national and provincial associations. He is Chairman of the Canadian Environmental Energy Corporation, and its subsidiaries: Cochrane Power Corporation, Kirkland Power Corp., Whitehouse Power Corp., and Chapais

Electrique Limitee. Mr. Harmer serves as a director of Conner Clark Private Trust Company and Enserve Power Corporation.

ROBERT PAUL is the President of Edmond Enterprises Ltd. and a director of I-Fax International Limited and its associated companies. He served formerly as President and a director of Bechtel Canada Ltd, Bechtel Quebec Limitee and as Chairman of Acres Canadian Bechtel of Churchill Falls. He also served as a director of the principal operating companies of the Bechtel Group of San Francisco. He is an active member of several Canadian engineering associations including the Canadian Institute of Mining and Metallurgy.

E. BOYD MARSH acted as senior partner of Price Waterhouse Quebec from 1965 through 1980.While there he was senior audit partner of some of Canada's largest corporations, and was responsible for numerous and diverse consulting assignments. He retired in 1980 as a senior regional partner. He now acts as an independent consultant in areas of mergers and acquisitions, financing projects, pension funds, real estate development, investment strategies, and executive compensation and corporate restructuring. He is a chartered accountant and a member of the Institute of Chartered Accountants of Ontario
and Quebec.   He is also president of Saville Financial Services, Inc. a private consulting firm and a director of MTC Mortgage Investment Corporation, Saville Financial Services, Inc., Sovereign Alliance Investment Corporation, Sovereign Securities Corporation, and SynRoc Capital Corporation.

Family Relationships
--------------------

    There are no familial relationships between the Company's officers and directors.

Significant Employees
---------------------

    There are no significant employees other than A.D. Houston, previously discussed above.

Involvement in Other Public Companies
-------------------------------------

    None of the Company's directors are involved in any other company which is a United States "reporting company". Michael Armstrong is a director of Environmental Reclamation Incorporated, a Canadian reporting issuer which is listed on the Toronto Stock Exchange.

Involvement in Certain Legal Proceedings
----------------------------------------

     Except as indicated below and/or hereinbefore, to the knowledge of Management, during the past five years, no present or former director, executive officer, or person nominated to become a director or executive officer of the Company:

           (1) Filed a petition under federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

           (2) Was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

           (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his/her involvement in any type of business, securities or banking activities;

           (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission, to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

Item 6.     EXECUTIVE COMPENSATION

     Any compensation received by officers and directors of the Company is determined from time to time by the Board of Directors. Officers and Directors are reimbursed for out-of-pocket expenses incurred on behalf of the Company. There are no written employment contracts in effect with any of the officers and directors who act as consultants when performing services on an as needed basis except A.D. Houston whom the Company has agreed to compensate at $120,000 US which is nearly always accrued as unpaid services and a portion of which is frequently paid in unregistered common shares of the Company. (See below.) Mr King provides services to the Company through MDX GeoServices and/or Oakridge Environmental, Ltd. In 1998 MDX GeoServices was paid in common shares received approximately $15,000 CDN for such services and to date in the firm has received $25,000 CDN.

     The following table sets forth certain information as to compensation received by the Company's Chief Executive Officer who is also a director of the Company and its President and Secretary, as of December 31, 1996, 1997 and 1998. Of the Company's executive officers, only A.D. Houston receives more than $100,000 US per year.

                    SUMMARY COMPENSATION TABLE
                                ---------------------------------

                                                           Long Term Compensation
                          ----------------------------------------------------------------------
                          Annual Compensation                     Awards              Payouts
------------------------------------------------------------------------------------------------
(a)                  (b)   (c)         (d)      (e)        (f)       (g)        (h)     (i)
                                                Other                                   All
Name                                            Annual     Restricted                   Other
and                                             Compensa-  Stock     Underlying LTIP    Compensa-
Principal                                       sation     Award     Options/   Payouts tion
Position               Year  Salary($) Bonus($) ($)(1)     ($)       SAR's(#)   ($)     ($)(2)
------------------------------------------------------------------------------------------------
A. David Houston       1996  $ 0       $ 0      $ 90,000US  $ 0       $ 0        $ 0     $ 0
Chairman of the Board, 1997  $ 0       $ 0      $ 90,000US  $ 0       $ 0        $ 0     $ 0
President and Chief    1998  $ 0       $ 0      $120,000US  $ 0       $ 0        $ 0     $ 0
Executive Officer
------------------------------------------------------------------------------------------------

(1) Up until 1998, the Company compensated A.D. Houston $ 90,000 US per year for management and consulting services. In 1998, his compensation was increased by the Board of Directors to
$120,000 US.  Because A.D. Houston often defers his compensation and takes much of such deferred compensation in stock (about 70%),  his salary has been listed under the all other annual compensation category.  In each year, the full amount of the agreed upon salary is disclosed even if the payment thereof in unregistered shares/or cash was deferred to the following year. The above table does not include A.D. Houston's salary of $120,000 US for the FYE 1999 of which approximately $13,900 US remained due and owing at September 30, 1999.  Shares issued to A.D.
Houston are not discounted.  In each instance that A.D. Houston is issued shares, they are issued at a price per share which is the same as what is being paid by other investors during the year in which issued, which is at or about the average price of the Company's stock in the over-the-
counter market and is therefore deemed to be issued at the fair market value. Normally such stock

                                28

is restricted.  However, during 1999 Mr. Houston was compensated $ 60,000 US of his deferred salary for 1998 in common stock which was a part of the shares sold in the Company's recent offering conducted pursuant to the exemption provided for under Rule 504. Such stock, when issued, did not require a holding period under previous provisions of Rule 504 of the Act although it is subject to restrictions on transfer applicable to affiliate transactions.  Amounts indicated do not include reimbursed cash advances, lease payments on a Company vehicle which A.D.
Houston drives, nor payments made to him for the use of office and storage space by the Company in his home.  A.D. Houston, at his election, averages approximately 30% of his deferred compensation taken in cash and 70% taken in shares of the Company's stock.

(2) A.D. Houston does not receive perquisites other than the use of the Company leased vehicles which he uses for Company business.


Options/SAR Grants
-------------------

None.

Aggregated Option/SAR Exercises and Fiscal Year End Option/SAR Value Table
--------------------------------------------------------------------------

None

Long Term Incentive Plans
-------------------------

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

Compensation of Directors
-------------------------

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors.

Employment Contracts and Termination of Employment and Change in Control
------------------------------------------------------------------------
Arrangements
------------

None

Item 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    During the past two years, there have been no material transactions or series of transactions or currently proposed transactions, to which the Company, or any its subsidiaries was or is to be a party, in which the amount exceeds $60,000 and in which any executive officer or director or any 5% security holder or any member of the immediate family of any of the foregoing persons had a material interest.

     One of these directors, A.D. Houston performs substantial management and promotion contract services for which he is compensated at $120,000 US per year and is further discussed under PART I, ITEM 6. EXECUTIVE COMPENSATION. Occasionally, Mr. A.D. Houston advances funds to the Company on a non-interest basis with no fixed terms of repayment, when the Company requires operating capital. In addition, each year on a regular basis the following are accrued as payable to A.D. Houston having been paid by him on behalf of the Company: approximately $7,500 US for assessment work which are accrued to Houston (and/or Dartford, a Company in which A.D. Houston is a principal); $12,157 US for lease payments on two vehicles; $7,434 US ($619 US per month) for office rent (which is a portion of A.D. Houston's home); and approximately $15,000 US
per year for secretarial services.   Consistently, in the past, these advances
as well as his yearly compensation are partially repaid in common stock of the
Company.   During the last three years A.D. Houston received the following: in

November of 1997, 1,954,580 shares were issued at $.0668 per share to satisfy $130,651 US in accrued advances and compensation); in February 1998, he received 400,000 unregistered common shares to satisfy approximately $39,804 US in advances; and in March of 1999, 1,000,000 unregistered common shares at $.10 per share to satisfy $98,000 US in accrued advances and compensation; and in October of 1999, he received 400,000 commons shares at $.10 per share to satisfy an additional $39,204 US in partial satisfaction of accrued advances and compensation owing him at September 30, 1999. Mr. Houston repayment in stock is calculated at a rate that is equal to what investors in contemporaneous offerings are paying at that time which is approximately the average price of the Company's shares in the over-the-counter market. Mr. Houston averages 30% of his compensation in cash and 70% in shares of the Company although the amount of cash vs. shares that A.D. Houston receives for deferred compensation and accrued advances is at his discretion and may vary. As of the end of the Company's third quarter, the Company owed A.D. Houston approximately $13,900 US for deferred compensation. It also owed A.D. Houston and/or a related party $37,266 in accrued advances.

  Brian King, an officer and director of the Company, is the founder and manager of MDX GeoServices, Inc.("MDX"), a subsidiary of Oakridge Environment Limited, which performs various geological services for the Company on a consistent basis. Both Oakridge and MDX charge fees to the Company for its services which it considers to be fair and usual in the industry although MDX
has also provided services to the Company at no charge in the past.   Services
provided by MDX GeoServices have the disadvantage of not being performed by an independent third party due to Mr. King's relationship with both companies. The Company pays approximately $15,000 CDN per year or less to MDX GeoServices and/or Oakridge Investments for its services.

Transactions with Promoters
---------------------------

    None.

Item 8.   DESCRIPTION OF SECURITIES

Authorized Capital
------------------

    The authorized capital stock of the Company consists of 100,000,000 shares of stock: 50,000,000 shares of common stock and 50,000,000 shares of preferred stock, all at a par value of $0.001

Common Stock
-------------

    The authorized common stock of the Company consists of 50,000,000 shares of Common Stock, $0.001 par value per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings of shareholders.

    The Company, however, does not anticipate paying dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business.

Preferred Stock
----------------


    The Company also has 50,000,000 Preferred Shares authorized, par value $0.001. The preferred shares may be issued in series and from time to time, with designations, preferences, and relative participating, optional, or other rights, qualifications, limitations, or restrictions thereof as shall be stated and expressed in the resolutions or resolutions providing for the issue of such class, classes or series adopted by the Board of Directors, pursuant to the authority granted to it and as provided for under Utah statute. Each class or series may be made subject to redemption at such time and at such price as such resolution providing for the issue of the stock shall state.
The holders of the preferred stock or any class or series shall be entitled to receive dividends at such rates and on such conditions and at such times , and shall be entitled to such rights upon dissolution of, or upon distribution of, the assets of the corporation, and the preferred stock of any class or series may be convertible or exchangeable for shares of any other class, classes, or series of the capital stock of the Company, at such price or prices, or at such rates of exchange, and with such adjustments, as shall be stated and expressed in the resolution providing for the issuance thereof. In order for the Company effect the issuance of a class or series of preferred shares, once the rights and preferences have been established by resolution of the Board of Directors for a series of preferred shares, a statement containing the designation of the class or series must be filed with the Utah Secretary of State. There are no preferred shares outstanding. As of the date hereof, the Company has not designated a class or series of preferred shares.

Non-Cumulative Voting
---------------------

    The holders of shares of Common Stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The Board of Directors holds approximately 40.65% of the issued and outstanding shares of the Company, insufficient to control the election of directors unless they are able to solicit the vote of other shareholders.

Provisions Regarding Changes in Control
---------------------------------------

    None.


                             PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information
------------------

    Up until November 1, 1999, shares of the Company's common stock were traded on the NASD OTC Bulletin Board ("OTCBB") under the symbol of "DLMI". The following contains information on the high and low bid for the Company's common stock as traded in each of the four quarters for the last two years and any interim period covered by the financial statements contained in this registration statement. Quotations reflect inter-dealer prices without retail mark-up, mark-down, commission and may not represent actual transactions.

Year               High(in US Dollars)    Low (in US Dollars)
-----              -------------------    -------------------

1999
----
March 31            0.1                   0.04
June 30             0.06                  0.03
September 30        0.16                  0.025

1998
----
March 31            0.18                  0.05
June 30             0.21                  0.06
September 30        0.18                  0.03125
December 31         0.08                  0.04

1997
----
March 31            0.05                  0.03
June 30             0.12                  0.025
September 30        0.07                  0.025
December 31         0.08                  0.05

     Under current NASD rules, an issuer cannot maintain a listing (or apply for a listing) unless it is current in its reporting obligations under Sections 13 or 15(d) of the 1934 Act. The Company's phase-in date for completion of the necessary Securities and Exchange Commission required filings was November 1, 1999. This means that the Company had to file its registration statement and clear S.E.C. comments on or before that date, or it would be delisted from the OTCBB. The Company did not become subject to the reporting requirements by the phase in date and temporarily trades on the "pink sheets" where it currently still trades under the symbol of "DLMI".
The filing of this registration statement will trigger reporting obligations for the Company sixty (60) days from the filing date. Once the Company has cleared comments on the within registration statement, it intends to reapply to the OTCBB to resume trading on the electronic bulletin board.

Holders
-------

    At September 30, 19999, the Company has approximately 387 shareholders.

Dividends
---------

    The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date due to its present financial status. The Company does not anticipate paying dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business.

Item 2.     LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party to a proceeding adverse to the Company nor do any of the foregoing individuals have a material interest in a proceeding adverse to the Company.

Item 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None

Item 4.     RECENT SALES OF UNREGISTERED SECURITIES

      The Company has issued the following unregistered common shares in the ast three years.

Year - 1997
------------

    During 1997 the Company issued an aggregate of 4,121,245 unregistered common shares as follows:

    1. 1,733,332 shares were issued to 7 investors through September of 1997, for gross proceeds of $104,000 US in completion of an offering the Company made in reliance upon the exemption provided for under Section 3(b) Rule 504 of the Act; one of the investors in the offering was a director of the Company, William Houston.

    2. An additional 1,954,580 common shares were issued to the Company's President, A.D. Houston for $130,051 in accrued advances and deferred compensation and were issued in reliance on Section 4(2) of the Act as "a transaction not involving a public offering".

    3. The balance of the unregistered common shares issued in 1997, 433,333 shares, were issued to 4 individuals (three of whom also purchased in the 504 offering) for additional proceeds of $26,000 US. The Company issued the foregoing shares in reliance upon the exemption provided for under Regulation S and the same were issued with a restrictive legend. The Regulation S offering continued into 1998.

      All shares offered and sold during 1997 were sold at approximately $.06 per share. The Company's President paid the same amount for his shares as did the investors in the other two offerings. In that year, of the twelve investors, all were existing shareholders except one, all were residents of Canada, and all were considered "sophisticated" and/or "accredited". The majority had a prior relationship with the Company. The Company believes it met the provisions of the relied upon exemptions: in the case of the Regulation S offers and sales all were made to non-US residents and the acquired securities were restricted for resale into the United States; in the case of the completion of the 504 offering, the Company believes it was entitled to rely upon the exemption because it was not a "reporting company", not an investment company, and it was raising funds for a specific purpose. In addition, it did not raise more than the maximum allowed proceeds of $1,000,000 in the offering when aggregated with all other proceeds from other offerings conducted in reliance upon Section 3(b) of the Act. Proceeds from the Regulation S offering were not aggregated with those of the 504 offering as this is specifically exempted from aggregation principles under the rules.

Year - 1998
-----------

    1. During 1998, the Company completed its offering under Regulation S, (which commenced during the prior year) with the sale of an additional 800,000 shares to 6 investors for proceeds of $80,000 US. All shares issued in reliance on this exemption were issued with the appropriate restriction. Of the six investors, only one was not a prior investor in the Company.

    2. The Company also issued 400,000 shares to A.D. Houston to satisfy $39,804 in accrued advances. The 400,000 shares were issued in reliance upon
Section 4(2) and at a deemed value of approximately $.10 US per share.

    3. In the latter part of 1998, the Company commenced a new offering in reliance upon the exemption provided for under Section 3(b), Regulation D, Rule 504. It offered up to $1,000,000 of its common equity at $.15 CDN ($.10
US) per shares. During 1998, 900,000 shares were subscribed for, with proceeds to the Company of $90,000 US although the shares were not issued until 1999. The offering continued into 1999.

    The Company continued to rely upon Regulation S for the sale of the additional 800,000 shares in 1999. All of the investors were non-US residents. The Company also believes it was entitled to rely upon Rule 504 for its offering commenced in late 1998. It was still a non-reporting company and had a specific purpose for its proceeds. Eleven months had elapsed since the close of its last 504 offering so it had a clear safe harbor so the two offerings would not be integrated.

Year - 1999
-----------

    1. During 1999, the Company sold 2,783,441 unregistered common shares in its 504 offering, which closed in early June 1999, for gross proceeds during 1999 of $278,344 US and total gross proceeds in the offering of $368,344 US
with an aggregate of 3,683,441 shares sold.   Shares subscribed for after
April 6, 1999, the date new provisions of Rule 504 went into effect, were issued as "restricted" shares. There were a total of 13 investors in the offering, the majority of which have frequently provided funding for the Company in the past. Two of the investors in the offering were directors of the Company: A.D. Houston and Brian King who received shares in exchange for monies owing.

    2. The Company commenced another offering under Rule 504 structured to comply with the new rules, in the latter part of June 1999. Because the proceeds were for the same business purpose and the same type of security was offered (common shares), for the purpose of the Company's compliance with the provisions of the Section 3(b), Regulation D, Rule 504 exemption, the private placement was considered "integrated" with the Company's 504 offering of 1998-1999. The Company commenced the new offering in response to rule changes which required that shares offered in a 504 offering be "restricted" or registered in a state that requires registration to be issued as unrestricted. The Company elected to issue "restricted" securities in the new offering, and, as an inducement to invest, it structured the offering in units. Each unit is comprised of 400,000 common shares at $15 CDN ($.10 US) per share and a warrant to purchase 600,000 commons shares at the same price. The warrants cannot be exercised until the Company announces the results of its diamond drilling program and then the exercise period is for 60 days thereafter. The Company, to date has sold 5 units (only 4 units as of September 30, 1999) for proceeds to date of $200,000 US. One additional unit was sold to A.D. Houston for approximately $40,000 US of deferred compensation and accrued advances. Although the Company is relying on Section 4(2) for such issuance as a "transaction not involving a public offering," it will aggregate proceeds with those in the offering. The Company intends to close the offering on or before 60 days from the filing of this registration statement.

        In each of the transactions discussed under this item, the Company did not publicly solicit investors which were largely individuals or entities which had previously invested in the Company. Many of the investors have invested on numerous occasions, including the members of the Company's Board of Directors and its advisory board. In each instance, the Company believes that the investors: (1) had access to or were provided with information regarding the Company; (2) was aware that the securities were not registered under US securities laws; (3) acquired the securities for his/her own account for investment purposes only; (4) understood that the securities would need to be held indefinitely unless registered or unless an exemption from registration applied to a proposed disposition; and (5) were aware that the certificates (excepting those issued under Rule 504 prior to April 4, 1999) would bear a restrictive legend. The Company also believes that each of the investors was a legitimate non-US resident and that each was "accredited" and/or "sophisticated" having sufficient knowledge of Company and sufficient investment experience to make investment decisions.

    The Company has paid no commissions on any of its sales of securities discussed herein.

    Although the Company's believes its offer and sale of certain of its securities were exempt under Section 3(b) Regulation D, Rule 504, and that it met all of the terms and conditions of such exemption, when relied on, including the $1,000,000 in proceeds limitation imposed under Rule 504, the possibility arises that certain of the Company's sales it the past three years would be considered "integrated" with the sales of the shares offered and sold pursuant to the 504 exemption, specifically those issued in reliance on
Section 4(2). Although the rules seem clear that shares sold pursuant to Regulation S need not be integrated when determining what is "part of an offering", the shares sold by the Company in reliance on Section 4(2) of the 1933 Act as "not involving a public offering" could be construed as "integrated" with a Regulation D, Rule 504 concurrently being conducted. Generally, when conducting an offering under any exemption under Section 3(b) of the 1933 Act, all securities offered and sold by the issuer during the offering and within the prior and subsequent 6 month periods of the offering, which involve the same type of security, and which are sold for similar purpose [excluding shares sold under Regulation S] may be aggregated with the shares sold in the offering for purposes of determining the amount. The Company has made only 3 issuances in the last three years where is claims reliance on Section 4(2) and each time it was to the Company's President as discussed above.

Item 5.     INDEMNIFICATION OF OFFICERS AND DIRECTORS

        Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of the corporation.

     Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

    Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expense incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

     Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902.
Unless limited by the Articles of Incorporation, Section 16-10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

     Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnify under the Utah Revised Business Corporation Act,
Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

     Neither the Articles of Incorporation of the Company, as amended, nor the By-laws of the Company, provide for any specific indemnification of officer, directors or employees of the Company nor do they provide for any limitations on indemnification.

                             PART F/S

     The following financial statements are included herewith: the Company's audited financial statements for the year ended December 31, 1998 and 1997 and the audited financial statements for the interim period ended September 30, 1999.

                   DIAMOND LAKE MINERALS, INC.
                         AND SUBSIDIARIES
                  (A Development Stage Company)

                Consolidated Financial Statements

             September 30, 1999 and December 31, 1998

                         C O N T E N T S



Independent Auditors' Report.....................................3

Consolidated Balance Sheets.............................. .......4

Consolidated Statements of Operations........................... 6

Consolidated Statements of Stockholders' Equity (Deficit)....... 7

Consolidated Statements of Cash Flows...........................12

Notes to Consolidated Financial Statements..................... 13

                   JONES, JENSEN & COMPANY, LLC
           Certified Public Accountants and Consultants
                 50 South Main Street, Suite 1450
                    Salt Lake City, Utah 84144
                     Telephone (801) 328-4408
                     Facsimile (801) 328-4461

                   INDEPENDENT AUDITORS' REPORT


The Board of Directors
Diamond Lake Minerals, Inc. and Subsidiaries
(A Development Stage Company)
Warkworth, Ontario Canada

We have audited the accompanying consolidated balance sheet of Diamond Lake Minerals, Inc. and Subsidiaries (a development stage company) as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diamond Lake Minerals, Inc. and Subsidiaries (a development stage company) as of December 31, 1998 and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the consolidated financial statements, the Company has no established sources of revenues and has no agreements, commitments or other sources of financing. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jones Jensen & Company

Jones, Jensen & Company
Salt Lake City, Utah
March 23, 1999

           DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                  (A Development Stage Company)
                   Consolidated Balance Sheets


                              ASSETS
                              ------

                                              September 30,    December 31,
                                                 1999            1998
                                              --------------- ---------------
                                                (Unaudited)
CURRENT ASSETS

    Cash                                      $       79,112  $        1,380
                                              --------------- ---------------
        Total Current Assets                          79,112           1,380
                                              --------------- ---------------
PROPERTY AND EQUIPMENT, Net (Notes 1 and 2)           25,598          28,765
                                              --------------- ---------------
OTHER ASSETS

    Mineral properties (Notes 3 and 4)                    -               -
    Deferred exploration costs (Note 3)                   -               -
                                              --------------- ---------------
        Total Other Assets                                -               -
                                              --------------- ---------------
        TOTAL ASSETS                          $      104,710  $       30,145
                                              =============== ===============

       The accompanying notes are an integral part of these consolidated financial statements.

           DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                  (A Development Stage Company)
             Consolidated Balance Sheets (Continued)


          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
          ----------------------------------------------

                                              September 30,    December 31,
                                                 1999            1998
                                              --------------- ---------------
                                                (Unaudited)
CURRENT LIABILITIES

    Accounts payable                          $      34,179   $       69,933
    Accrued expenses                                 13,908           64,993
    Loans from related parties (Note 5)              37,266           76,686
                                              --------------- ---------------
        Total Current Liabilities                    85,353          211,612
                                              --------------- ---------------
        Total Liabilities                            85,353          211,612
                                              --------------- ---------------

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY (DEFICIT)

    Common stock, par value $0.001 per share;
      50,000,000 shares authorized, 37,129,870
      and 33,246,429 shares issued and
      outstanding, respectively                      37,130           33,246
    Additional paid-in capital                    2,729,760        2,353,028
    Deficit accumulated during the
      development stage                          (2,746,723)      (2,567,741)
    Other comprehensive income                         (810)              -
                                              --------------- ---------------
        Total Stockholders' Equity (Deficit)         19,357         (181,467)
                                              --------------- ---------------
        TOTAL LIABILITIES AND STOCKHOLDERS'
         EQUITY  (DEFICIT)                    $     104,710   $       30,145
                                              =============== ===============

       The accompanying notes are an integral part of these consolidated financial statements.

           DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                  (A Development Stage Company)
              Consolidated Statements of Operations


                                                                                       From
                                          For the                                  Inception on
                                         Nine Months       For the Years Ended      November 1,
                                           Ended              December 31,         1990 Through
                                        September 30,      ----------------------  September 30,
                                           1999           1998             1997        1999
                                        ------------- -------------- ------------- -------------
                                         (Unaudited)                                (Unaudited)
REVENUE                                 $          -  $           -  $          -  $          -

EXPENSES

    General and administrative               175,815        243,025       169,294     1,389,741
    Depreciation                               3,167          4,223         4,811        21,291
                                        ------------- -------------- ------------- -------------
        Total Expenses                       178,982        247,248       174,105     1,411,032
                                        ------------- -------------- ------------- -------------
OPERATING LOSS                              (178,982)      (247,248)     (174,105)   (1,411,032)

OTHER INCOME (EXPENSE)

    Loss on impaired assets                        -     (1,335,691)            -    (1,335,691)
                                        ------------- -------------- ------------- -------------
        Total Other Income (Expense)               -     (1,335,691)            -    (1,335,691)
                                        ------------- -------------- ------------- -------------
NET LOSS                                    (178,982)    (1,582,939)     (174,105)   (2,746,723)

OTHER COMPREHENSIVE INCOME (LOSS)               (810)       191,206      (176,331)         (810)
                                        ------------- -------------- ------------- -------------
NET COMPREHENSIVE (LOSS)                $   (179,792) $  (1,391,733) $   (350,436) $ (2,747,533)
                                        ============= ============== ============= =============
BASIC NET LOSS PER COMMON  SHARE        $      (0.01) $       (0.05) $      (0.01)
                                        ============= ============== =============
WEIGHTED AVERAGE COMMON
 SHARES OUTSTANDING                       34,288,505     33,298,400    28,013,810
                                        ============= ============== =============

           The accompanying notes are an integral part of these consolidated financials statements.

                                   F-6

               DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                      (A Development Stage Company)
        Consolidated Statements of Stockholders' Equity (Deficit)


                                                                              Deficit
                                                                              Accumulated
                                                                 Additional   During the   Other
                                         Common Stock            Paid-in      Development  Comprehensive
                                     Shares          Amount      Capital      Stage        Income
                                     ------------- ------------- ------------ ------------ -------------
Balance, November 1, 1990                       -  $          -  $         -  $         -  $          -

Net (loss) for the year ended
 December 31, 1990                              -             -            -            -             -
                                     ------------- ------------- ------------ ------------ -------------
Balance, December 31, 1990                      -             -            -            -             -

Common stock issued for cash
  at approximately $0.07 per share        247,362           247       17,061            -             -

Common stock issued  for mineral
 claims at  approximately $0.07
 per share                              6,184,049         6,184      426,516            -             -

Common stock issued for services
  at approximately $0.07 per share        123,681           124        8,530            -             -

Net (loss) for the  year ended
 December 31, 1991                              -             -            -      (17,817)            -
                                     ------------- ------------- ------------ ------------ -------------
Balance, December 31, 1991              6,555,092         6,555      452,107      (17,817)            -

Common stock issued for cash at
 approximately $0.06 per share            587,485           587       36,919            -             -

Common stock issued for services at
 approximately $0.06 per share
  rendered                                123,681           124        7,772            -             -

Net (loss) for the  year ended
 December 31, 1992                              -             -            -      (18,706)            -
                                     ------------- ------------- ------------ ------------ -------------
Balance,  December 31, 1992             7,266,258  $      7,266  $   496,798  $   (36,523) $          -
                                     ------------- ------------- ------------ ------------ -------------

              The accompanying notes are an integral part of these
                      consolidated financials statements.

                                      F-7

                  DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                         (A Development Stage Company)
       Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                              Deficit
                                                                              Accumulated
                                                                 Additional   During the   Other
                                         Common Stock            Paid-in      Development  Comprehensive
                                     Shares          Amount      Capital      Stage        Income
                                     ------------- ------------- ------------ ------------ -------------

Balance, December 31, 1992              7,266,258  $      7,266  $   496,798  $   (36,523) $          -

Common stock issued for cash at
  approximately $0.06 per share         4,724,613         4,725      282,806            -             -

Common stock issued for services at
  approximately  $0.06 per share        4,809,129         4,809      287,866            -             -

Recapitalization of Graphite
  Mountain,  Inc. (Note 1)              1,011,000         1,011     (457,785)       3,550             -

Net (loss) for the  year ended
 December 31, 1993                              -             -            -     (181,382)            -



                                     ------------- ------------- ------------ ------------ -------------
 Balance, December 31, 1993            17,811,000        17,811      609,685     (214,355)            -

Common stock issued for services at
  approximately $0.15 per share           520,320           520       77,404            -             -

Common stock issued for mineral
  property at approximately $0.18
   per share                            4,000,000         4,000      716,523            -             -

Foreign currency translation for the
 year ended December 31, 1994                   -             -            -            -        22,153

Net (loss) for the year ended
 December 31, 1994                              -             -            -     (197,782)            -
                                     ------------- ------------- ------------ ------------ -------------
Balance, December 31, 1994             22,331,320  $     22,331  $ 1,403,612  $  (412,137) $     22,153
                                     ------------- ------------- ------------ ------------ -------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F-8

                  DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                           (A Development Stage Company)
       Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


                                                                              Deficit
                                                                              Accumulated
                                                                 Additional   During the   Other
                                         Common Stock            Paid-in      Development  Comprehensive
                                     Shares          Amount      Capital      Stage        Income
                                     ------------- ------------- ------------ ------------ -------------
Balance, December 31, 1994             22,331,320  $     22,331  $ 1,403,612  $  (412,137) $     22,153

Common stock issued for services
 rendered at approximately $0.10
 per share                              1,952,500         1,953      191,871            -             -

Common stock issued for cash at
  approximately $0.10 per share         1,172,364         1,172      117,867            -             -

Foreign currency  translation for
  the year ended December 31, 1995              -             -            -            -        11,918

Net (loss) for the  year ended
 December 31, 1995                              -             -            -     (321,060)            -
                                     ------------- ------------- ------------ ------------ -------------
Balance,  December 31, 1995            25,456,184        25,456    1,713,350     (733,197)       34,071

Common stock issued for cash at
 approximately $0.11 per share          1,433,000         1,433      156,247            -             -

Common stock issued for services
 rendered at $0.12 per share              136,000           136       15,724            -             -

Foreign currency translation for the
 year ended  December 31, 1996                  -             -            -            -       (19,196)

Net (loss) for the  year ended
 December 31, 1996                              -             -            -      (77,500)            -
                                     ------------- ------------- ------------ ------------ -------------
Balance, December 31, 1996             27,025,184  $     27,025  $ 1,885,321  $  (810,697) $     14,875
                                     ------------- ------------- ------------ ------------ -------------

              The accompanying notes are an integral part of these
                       consolidated financial statements

                                      F-9

                  DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                         (A Development Stage Company)
     Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


                                                                              Deficit
                                                                              Accumulated
                                                                 Additional   During the   Other
                                         Common Stock            Paid-in      Development  Comprehensive
                                     Shares          Amount      Capital      Stage        Income
                                     ------------- ------------- ------------ ------------ -------------
Balance, December 31, 1996             27,025,184  $     27,025  $ 1,885,321  $  (810,697) $     14,875

Common stock issued for cash at
  approximately $0.06 per share         1,300,000         1,300       80,630            -             -

Common stock issued for cash at
 approximately $0.06 per share            866,665           866       51,510            -             -

Common stock issued in lieu of debt
 at $0.06 per share                     1,954,580         1,955      128,696            -             -

Foreign currency translation for the
 year ended  December 31, 1997                  -             -            -            -       176,331

Net (loss) for the  year ended
 December 31, 1997                              -             -            -     (174,105)            -
                                     ------------- ------------- ------------ ------------ -------------
Balance,  December 31, 1997            31,146,429        31,146    2,146,157     (984,802)      191,206

Common stock issued for cash
 at approximately $0.10 per share       1,700,000         1,700      167,467            -             -

Common stock issued for services
 at approximately $0.10 per share         400,000           400       39,404            -             -

Foreign currency translation for the
 year ended December 31, 1998                   -             -            -            -      (191,206)

Net (loss) for the year ended
 December 31, 1998                              -             -            -   (1,582,939)            -
                                     ------------- ------------- ------------ ------------ -------------
 Balance, December 31, 1998            33,246,429  $     33,246  $ 2,353,028  $(2,567,741) $          -
                                     ------------- ------------- ------------ ------------ -------------

             The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F-10

                  DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                         (A Development Stage Company)
     Consolidated Statements of Stockholders' Equity (Deficit) (Continued)



                                                                              Deficit
                                                                              Accumulated
                                                                 Additional   During the   Other
                                         Common Stock            Paid-in      Development  Comprehensive
                                     Shares          Amount      Capital      Stage        Income
                                     ------------- ------------- ------------ ------------ -------------
Balance, December 31, 1998             33,246,429  $     33,246  $ 2,353,028  $(2,567,741) $          -

Common stock issued for cash
 at $0.10 per share (unaudited)           200,000           200       19,402            -             -

Common stock issued in lieu of
 outstanding debt at $0.10 per
 share (unaudited)                      1,116,775         1,117      108,338            -             -

Common stock issued for cash
 at $0.10 per share (unaudited)           466,666           467       45,271            -             -

Common stock issued for cash
 at $0.10 per share (unaudited)         1,700,000         1,700      164,917            -             -

Common stock issued in lieu of
 outstanding debt at $0.10 per
 share (unaudited)                        400,000           400       38,804            -             -

Foreign currency translation for
 the nine months ended
 September 30, 1999 (unaudited)                 -             -            -            -          (810)

Net (loss) for the nine months
 ended September 30, 1999
 (unaudited)                                    -             -            -     (178,982)            -
                                     ------------- ------------- ------------ ------------ -------------
Balance, September 30, 1999
 (unaudited)                           37,129,870  $     37,130  $ 2,729,760  $(2,746,723) $       (810)
                                     ============= ============= ============ ============ =============

             The accompanying notes are an integral part of these
                       consolidated financial statements.

                                      F-11

               DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                      (A Development Stage Company)
                  Consolidated Statements of Cash Flows



                                                                                           From
                                              For the                                  Inception on
                                             Nine Months       For the Years Ended      November 1,
                                               Ended              December 31,         1990 Through
                                            September 30, ---------------------------  September 30,
                                               1999           1998             1997        1999
                                            ------------- -------------- ------------- -------------
                                             (Unaudited)                                (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                  $   (178,982) $  (1,582,939) $   (174,105) $ (2,746,723)
  Adjustments to reconcile net loss to net
  cash provided (used) by operating
  activities:
    Depreciation                                   3,167          4,223         4,811        21,291
    Loss on impaired assets                            -      1,335,691             -     1,335,691
    Other comprehensive income                      (810)             -       206,313       207,045
    Common stock issued for services                   -         39,804             -       323,091
  Changes in operating assets and liabilities:
    (Increase) decrease in prepaid expenses            -              -           365             -
    Increase (decrease) in accrued expenses       46,709         36,202        28,791       110,082
    Increase (decrease) in accounts payable      (24,309)        19,585        28,952        63,322
                                            ------------- -------------- ------------- -------------
        Net Cash Provided (Used) by
         Operating Activities                   (154,225)      (147,434)       95,127      (686,201)
                                            ------------- -------------- ------------- -------------
CASH FLOWS FROM INVESTING ACTIVITIES

  Cash paid for property and equipment                 -              -       (22,070)      (44,802)
  Cash paid for deferred exploration costs
   and mineral properties                              -        (25,831)     (135,843)     (788,139)
                                            ------------- -------------- ------------- -------------
        Net Cash (Used) in
         Investing Activities                          -        (25,831)     (157,913)     (832,941)
                                            ------------- -------------- ------------- -------------
CASH FLOWS FROM FINANCING ACTIVITIES

  Common stock issued for cash                   231,957        169,167       134,306     1,537,628
  Cash advances from shareholders                      -            731       (70,582)       60,626
                                            ------------- -------------- ------------- -------------
        Net Cash Provided by
         Financing Activities                    231,957        169,898        63,724     1,598,254
                                            ------------- -------------- ------------- -------------
INCREASE (DECREASE) IN CASH                       77,732         (3,367)          938        79,112

CASH BALANCE, BEGINNING OF PERIOD                  1,380          4,747         3,809             -
                                            ------------- -------------- ------------- -------------
CASH BALANCE, END OF PERIOD                 $     79,112  $       1,380  $      4,747  $     79,112
                                            ============= ============== ============= =============
CASH PAID FOR:
  Interest                                  $          -  $           -  $          -  $          -
  Income taxes                              $          -  $           -  $          -  $          -

NON-CASH FINANCING ACTIVITIES
  Acquisition of mineral properties for
   common stock recorded at predecessor
   cost                                     $          -  $           -  $          -  $    720,523
  Common stock issued for services          $          -  $      39,804  $          -  $     40,134
  Common stock issued in lieu of debt       $    148,659  $           -       120,957  $    269,616

             The accompanying notes are an integral part of these
                      consolidated financial statements.

                                     F-12

           DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
             September 30, 1999 and December 31, 1998


NOTE 1 -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a.  Organization

    Diamond Lake Minerals, Inc. (the Company) was incorporated in the State of Utah on January 5, 1954 under the name of G & L Equipment Co., Inc. It later changed its name to G & L Energy, Inc. on August 10, 1982. The Company operated as a Yamaha motorcycle dealership and ceased doing business in 1983. All assets and liabilities were liquidated by 1985 and the Company became inactive.

    On November 30, 1993, the Company acquired all of the issued and outstanding stock of Graphite Mountain, Inc. (the Subsidiary) (an Ontario, Canada corporation) by issuing 16,812,000 shares of common stock. It was formed on November 1, 1990 and changed its name to Diamond Lake Minerals, Inc. The acquisition of Graphite Mountain, Inc. was recorded as a recapitalization of Graphite Mountain, Inc., whereby the acquired company is treated as the surviving entity for accounting purposes. The Subsidiary owns 41 mineral claims in Bedford Township, Southern Ontario Mining District, Canada. The Subsidiary is engaged in exploring and developing its graphite resource properties, and is considered a development stage company per Statement on Financial Accounting Standards #7.

    In 1996, the Company started a new company named Environmental Carbonents Incorporated (ECI). ECI has purchased real property in the amount of $19,196. ECI is considered a developmental stage company per Statement on Financial Accounting Standards #7.

    b.  Accounting Method

    The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has adopted a calendar year end.

    c.  Cash Equivalents

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    d.  Principles of Consolidation

    The consolidated financial statements include the accounts of Diamond Lake Minerals, Inc. and its wholly-owned Canadian subsidiaries, Graphite Mountain, Inc. and Environmental Carbonents Incorporated. All intercompany transactions and balances have been eliminated.

    e.  Basic Loss Per Share Calculations

    Computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements.

           DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
             September 30, 1999 and December 31, 1998


NOTE 1 -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    (Continued)

    f.  Foreign Currency Translations

    The Company's functional currency is the U.S. dollar, however, the subsidiary's functional currency is the Canadian dollar. Remeasurement of the Canadian assets, liabilities and operations into U.S. dollars results in the foreign currency translation adjustment reported in the consolidated statements of operations and stockholders' equity.

    The Canadian subsidiary has some transactions involving the receipt and disbursement of U.S. funds. Remeasurement of U.S. assets into Canadian dollars by the subsidiary results in foreign currency gains or losses which are reflected in the consolidated statements of operations.

    g.  Property and Equipment

    Property and equipment is recorded at cost. The Company provides for depreciation on the declining balance method over 5 years.

    In the year of acquisition of a capital asset, depreciation is recorded at one-half of the normal annual rate.

    h.  Mineral Properties and Deferred Exploration Costs

    Mineral properties owned by the Company are recorded at the lower of cost or net realizable value.

    i.  Provision for Taxes

    At December 31, 1998, the Company and its subsidiaries had net operating loss carryforwards of approximately $2,500,000 that may be offset against future taxable income through 2013. No tax benefit has been reported in the consolidated financial statements, because the Company believes there is a 50% or greater chance the loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

    j.  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

           DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
             September 30, 1999 and December 31, 1998


NOTE 1 -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
            (Continued)

    k.  Change in Accounting Principle

    In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company has retroactively applied the provisions of this new standard by showing the other comprehensive income (loss) for all years presented.

    l.  Unaudited Financial Statements

    The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.

NOTE 2 -    PROPERTY AND EQUIPMENT

    Property and equipment consist of the following at September 30, 1999 and December 31, 1998:

                               September 30,     December 31,
                                  1999             1998
                               (Unaudited)

    Office furniture           $    1,191        $    1,191
    Office equipment               13,036            13,036
    Mining equipment                5,303             5,303
    Motor equipment                 5,289             5,289
    Real property                  19,196            19,196
    Leasehold improvements          2,879             2,879
    Accumulated depreciation      (21,296)          (18,129)
                               -----------       -----------
    Net book value             $   25,598        $   28,765
                               ===========       ===========
    Depreciation expense for the nine months ended September 30 1999 and for the years ended December 31, 1998 and 1997 was $3,167, $4,223 and $4,811,
respectively.

           DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
             September 30, 1999 and December 31, 1998


NOTE 3 -    DEFERRED EXPLORATION COSTS

    Deferred exploration costs consist of the following at September 30, 1999 and December 31, 1998:


                                         September 30,      December 31,
                                           1999               1998
                                         -------------     -------------
                                         (Unaudited)

   Capitalized exploration costs         $    685,396      $    685,396

   Less: impairment reserve                  (685,396)         (685,396)
                                         -------------     -------------
   Net deferred exploration costs        $          -      $          -
                                         =============     =============

    The Company is in the process of exploring and developing its graphite resource properties and is determining whether or not the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown in the consolidated financial statements as the cost of acquisition of mineral properties and related deferred exploration costs, is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements to complete the development of properties, and upon future profitable production or proceeds from the disposition thereof. Since management is unable to determine what the recoverability of the deferred costs will be, a reserve for impairment has been recorded during the year ended December 31, 1998 for the full amount of the capitalized costs.

NOTE 4 -    MINERAL PROPERTIES

    Mineral properties consist of the following at September 30, 1999 and December 31, 1998:

                                               September 30,      December 31,
                                                   1999              1998
                                               -------------     -------------
                                                (Unaudited)

Property costs - 41 claims in Bedford Township
  Southern Ontario Mining District
Consideration for acquisition:
  - 2,000,000 shares allotted to prospector and
    grubstakers recorded at predecessor cost              -      $         -
  - Cash option payments                      $     120,978          120,978

Property costs - 39 claims in North Burgess
  Township, Southern Ontario Mining District
Consideration for acquisition:
  - 4,000,000 shares issued at a deemed price
     of $025 CDN per share                          720,523          720,523
                                               -------------     -------------
                                                    841,501          841,501
Less: impairment reserve                           (841,501)        (841,501)
                                               -------------     -------------
Net mineral properties                         $          -      $         -
                                               ==============   ==============

           DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
             September 30, 1999 and December 31, 1998


NOTE 4 -    MINERAL PROPERTIES (Continued)

    In addition to the cash payments, the optionors are to receive royalties of 1% of net proceeds of sales of any and all products extracted from the claims, to a total amount for royalties of $566,800.

    Upon incorporation, the Subsidiary was assigned the optionee's position in the agreement, for consideration of allotment to the shareholder-prospector and grubstakers of 2,000,000 shares of the Subsidiary's common stock at a deemed price of $0.18 per share. The group is also to receive on a pro-rata basis, a royalty of 3% of net smelter returns from the property.

    39 Claims in North Burgess:

    The acquisition is subject to a 3% net smelter interest, which is defined as 3% of gross receipts from sales of minerals from the properties.

NOTE 5 -    RELATED PARTY TRANSACTIONS

    Loans from shareholders, (substantially from the Company's principal shareholder), are non-interest bearing and have no fixed terms of repayment. In December 1994, by agreement, 340,320 shares were allocated to shareholders at a price of $0.09 per share for conversion of $30,640 of the shareholders' loans. In December 1995, by agreement, 146,667 shares were allocated to shareholders at a price of $0.11 per share for conversion of $15,129 of the shareholders' loans. In November 1997, 1,954,580 shares were allocated to a shareholder at a price of $0.06 per share for conversion of $130,651 of the related party loans. In March 1999, 400,000 shares were allocated to a shareholder at a price of $0.10 per share for conversion of $39,420 of the related party loans. The total amount owed to shareholders at September 30, 1999 and December 31, 1998 was $37,266 and $76,686, respectively.

    Additional shares have been issued to the Company's principal shareholder in lieu of unpaid services. In March 1998, 400,000 shares were issued to the shareholder at a price of $0.10 per share for services valued at $39,804. In March 1999, 600,000 shares were issued to the shareholder at a price of $0.10 per share for services valued at $58,806 and in September 1999, 400,000 shares were issued to the shareholder at a price of $0.10 per share for services valued at $39,204.

NOTE 6 -    COMMITMENTS AND CONTINGENCIES

    During 1995, the Company entered into an agreement with Richland Mines, Inc. (Richland) on behalf of the Subsidiary. Richland has already paid the option price (included in the Company's income) which will allow it the necessary time to investigate the potential for developing the mineral claims held by the Subsidiary. Richland must expend $150,000 CDN in exploration costs and pay the Company another $5,000 CDN to be able to acquire a 50% ownership of certain mineral rights (not including graphite) on the properties located in Bedford Township in Ontario, Canada.

           DIAMOND LAKE MINERALS, INC. AND SUBSIDIARIES
                  (A Development Stage Company)
          Notes to the Consolidated Financial Statements
             September 30, 1999 and December 31, 1998


NOTE 7 -    GOING CONCERN

    The consolidated financial statements have been prepared on a going concern basis. The Companies, and their abilities to continue as a going concern, are dependant upon the ability of the Company to obtain the necessary financing to meet its obligations and to repay its liabilities arising from normal business operations when they come due. The Company has no established sources of revenues and has no agreements, commitments or other sources of financing. The Company plans to obtain financing through a secondary offering of its previously authorized but unissued common stock.

NOTE 8 -    ACQUIRED EQUIPMENT

    During 1997, the Company acquired equipment that was in the building purchased in 1997. The equipment was not included in the purchase price, but was to be removed by the bank which owned the equipment. The bank gave the Company full title to this equipment and the Company is currently trying to sell this equipment.

                             PART III

Item 1.  Index to Exhibits

  Exhibit No.                Description
  ----------                 ------------

    2.1              Reorganization between the Company and Graphite
                         Mountain Inc., dated November 30, 1993
    2.2              Agreement re: Acquisition of Timmins Properties, dated
                         Dec. 17, 1994
    3.1.1            Articles of Incorporation, Jan. 5, 1954
    3.1.2            Amendment to Articles of Incorporation, Nov. 28, 1958
    3.1.3            Amendment to Articles of Incorporation, June 1961
    3.1.4            Amendment to Articles of Incorporation, Jan. 18, 1972
    3.1.5            Amendment to Articles of Incorporation, Feb. 1972
    3.1.6            Amendment to Articles of Incorporation, Aug. 10, 1982
    3.1.7            Amendment to Articles of Incorporation, Sept. 15, 1993
    3.1.8            Amendment to Articles of Incorporation, Dec. 2, 1993
    3.1.9            Amendment to Articles of Incorporation, Dec. 21, 1993
    3.2              Bylaws
    21               List of Subsidiaries
    27               Financial Data Schedule
    99.1             List of Mining Claims:  Bedford Claims
    99.2           List of Mining Claims: Timmins Claims

                            SIGNATURES


    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                            DIAMOND LAKE MINERALS, INC.
                             (Registrant)

Date:   December 21, 1999                    By: /s/ A. David Houston
                                             ________________________________
                                                  A. David Houston, President
                                                  Chairman of the Board of
                                                  Directors, Chief Financial
                                                  Officer, Chief Executive
                                                  Officer